INFORMATION CIRCULAR

for the

ANNUAL GENERAL AND SPECIAL MEETING

OF

ALIO GOLD INC.

to be held on

June 27, 2019

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares you may contact Alio Gold Inc.’s proxy solicitation agent:
Laurel Hill Advisory Group
North American Toll-Free: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Dear Fellow Shareholders:

The Meeting

You are invited to attend the annual general and special meeting of Alio Gold Inc. (the “Company” or “Alio”) shareholders which will be held at the offices of Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, British Columbia, V7X 1L3 at 2:00 p.m. Pacific Time (“PT”) on June 27, 2019. Alio has called this annual general and special meeting of shareholders of Alio in order to:

(i)	receive the audited financial statements of Alio for the financial year ended December 31, 2018 and the accompanying report of the auditor;

(ii)	appoint Deloitte LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;

(iii)	set the number of directors for the ensuing year at 6;

(iv)	elect the directors of the Company to hold office for the ensuing year;

(v)	to approve the amendments to our stock option plan;

(vi)	to approve the unallocated entitlements under our stock option plan, whether or not amended; and

(vii)	transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

On behalf of the board of directors of Alio, I am asking you to review the accompanying management information circular. Registered Alio shareholders are requested to complete and return the enclosed form of proxy to ensure that your shares will be represented at the meeting, whether or not you are personally able to attend.

Please complete the enclosed form of proxy and submit it to our transfer agent and registrar, Computershare Investor Services Inc., as soon as possible but not later than 2:00 p.m. (PT) on June 25, 2019, or 48 hours prior to the time of any adjournment or postponement of the meeting.

Beneficial shareholders who hold shares through a bank, broker or other financial intermediary should carefully follow the instructions found on their voting instruction form.

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If you have any questions or require assistance, please contact Laurel Hill Advisory Group, our proxy solicitation agent, by telephone at 1-877-452-7184 toll-free (416-304-0211 collect) or by e-mail at assistance@laurelhill.com, or your professional advisor. We will also be pleased to respond to your comments or queries, which can be addressed to myself or CEO Mark Backens via info@aliogold.com.

Sincerely,

“Bryan A. Coates”

Bryan A. Coates
Chair of the Board of Directors
Alio Gold Inc.

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NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of shareholders of Alio Gold Inc. (the “Company” or “Alio”) will be held at the offices of Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, British Columbia, V7X 1L3, at 2:00 p.m. Pacific Time (“PT”) on June 27, 2019 to approve the resolutions to:

(i)	receive the audited financial statements of the Company for the financial year ended December 31, 2018 and the accompanying report of the auditor;

(ii)	appoint Deloitte LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;

(iii)	set the number of directors for the ensuing year at 6;

(iv)	elect the directors of the Company to hold office for the ensuing year;

(v)	to approve the amendments to our stock option plan;

(vi)	to approve the unallocated entitlements under our stock option plan, whether or not amended; and

(vii)	transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The details of all matters proposed to be put before shareholders at the Meeting are set forth in the Circular accompanying this Notice of Meeting. At the Meeting, shareholders will be asked to approve each of the foregoing items.

The directors of the Company have fixed May 27, 2019 as the record date for the Meeting (the “Record Date”). Only shareholders of record at the close of business on the Record Date are entitled to vote at the Meeting or any adjournment thereof.

Voting Instructions

If you are a registered shareholder whose common shares (“Alio Shares”) are registered in your name, you can exercise your right to vote in person at the Meeting or be represented by proxy. It is important that your Alio Shares be represented at the Meeting. Whether or not you are able to attend the Meeting, we urge you to vote by completing and returning the accompanying form of proxy and depositing it with Computershare Investor Services Inc. using one of the methods indicated on the form of proxy. Proxies must be completed, dated, signed and returned to Computershare Investor Services Inc. by 2:00 p.m. (PT) on June 25, 2019, or if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the date to which the Meeting is adjourned or postponed. Telephone voting can be completed at 1-866-732-vote (1-866-732-8683), voting by fax can be sent to 1-866-249-7775 or 416-263-9542 and Internet voting can be completed at www.investorvote.com. Proxies submitted via mail should be sent to Computershare Investor Services Inc. at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.

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Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting may waive or extend the proxy cut-off without notice.

If you are a non-registered shareholder and your Alio Shares are held through a bank, broker or other financial intermediary, please carefully follow the instructions provided from your intermediary on how to vote your Alio Shares.

If you have any questions or need assistance with voting your Alio Shares please contact Laurel Hill Advisory Group, Alio’s proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America), or by email at: assistance@laurenhill.com.

DATED at Vancouver, British Columbia, May 27, 2019.

ALIO GOLD INC.

“Bryan A. Coates”
Chair

PLEASE VOTE YOUR SHARES BEFORE 2:00 P.M. (PT) ON JUNE 25, 2019

Vote using the following
methods prior to the
Meeting.

	Internet	Telephone or Fax	Mail
Registered Shareholders	Vote online at	Telephone: 1-866-732-8683	Return the form of proxy in
Shares held in own name	www.investorvote.com	Fax: 1-866-249-7775	the enclosed postage paid
and represented by a			envelope.
physical certificate.

Non Registered	Vote online at	Call or fax to the number(s)	Return the voting
Shareholders	www.proxyvote.com	listed on your voting	instruction form in the
Shares held with a broker,		instruction form.	enclosed postage paid
bank or other intermediary.			envelope.

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- v -

- vi -

MANAGEMENT INFORMATION CIRCULAR

(all information contained herein is as at May 27, 2019, unless otherwise noted)

Persons Making the Solicitation

This management information circular (the “Circular”) is being furnished in connection with the solicitation of proxies being made by the management of Alio Gold Inc. (the “Company” or “Alio”) for use at the annual general and special meeting of the Company’s shareholders (the “Meeting”) to be held on June 27, 2019 at the time and place and for the purposes set forth in the Notice of Meeting accompanying this Circular. While it is expected that the solicitation of proxies will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company. All costs of this solicitation will be borne by the Company. The Company has also retained the services of Laurel Hill Advisory Group (“Laurel Hill”), as its proxy solicitation agent, to assist in the solicitation of proxies. For these services, Laurel Hill will receive a fee of C$35,000, plus the reimbursement of its reasonable out-of-pocket expenses. Shareholders may contact Laurel Hill toll free at 1-877-452-7184 or outside North America at 416-304-0211 or by email at assistance@laurelhill.com.

This Circular does not constitute an offer to sell, a solicitation of an offer to purchase any securities or a solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Circular.

Shareholders of the Company (“Alio Shareholders”) should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial and other professional advisors in considering the relevant legal, tax, financial and other matters contained in this Circular.

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. AN ALIO SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE AN ALIO SHAREHOLDER) TO ATTEND AND ACT FOR THE ALIO SHAREHOLDER AND ON THE ALIO SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY. A Proxy will not be valid unless the completed, dated and signed Proxy is received by Computershare Investor Services Inc. (“Computershare”), at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 by 2:00 p.m. (PT) on June 25, 2019 or, if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the date to which the Meeting is adjourned or postponed. Telephone voting can be completed at 1-866-732-vote (1-866-732-8683), voting by fax can be sent to 1-866-249-7775 or 416-263-9524 and Internet voting can be completed at www.investorvote.com.

Late Proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion and the Chair of the Meeting is under no obligation to accept or reject any particular late Proxy. The Chair of the Meeting may waive or extend the Proxy cut-off without notice.

A registered Alio Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Alio Shareholder or by the Alio Shareholder’s attorney authorized in writing or, if the Alio Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Suite 507, 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

If you are a non-registered Alio Shareholder (a “Beneficial Shareholder”), please follow the instructions from your bank, broker or other financial intermediary on how to vote your shares or revoke your voting instructions. Please see the heading “Beneficial Shareholders” in this Circular for further information.

Exercise of Discretion

If the instructions in a Proxy are certain, the Alio Shares represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the Alio Shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made. If you do not provide instructions in your Proxy, the persons named in the enclosed Proxy will vote your Alio Shares FOR the matters to be acted on at the Meeting.

The persons named in the enclosed Proxy will have discretionary authority with respect to any amendments or variations of these matters or any other matters properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment or other item of business that comes before the Meeting is routine or contested. The persons named in the enclosed Proxy will vote on such matters in accordance with their best judgment. At the time of the printing of this Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

Beneficial Shareholders

The following information is of significant importance to Alio Shareholders who do not hold Alio Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered Alio Shareholders (those whose names appear on the records of the Company as the registered holders of Alio Shares) or as set out in the following disclosure.

If Alio Shares are listed in an account statement provided to an Alio Shareholder by a broker, then in almost all cases those Alio Shares will not be registered in the Alio Shareholder’s name on the records of the Company. Such Alio Shares will more likely be registered under the names of intermediaries. In the United States, the vast majority of such Alio Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as the depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as the nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered Alio Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Alio Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada.

Broadridge typically mails a scannable voting instruction form ("VIF") instead of a form of proxy. Beneficial Shareholders are asked to complete the VIF and return it to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders may call a toll-free number or go online to www.proxyvote.com to vote. The various voting methods will be provided by Broadridge on its VIF. The Company may utilize the Broadridge QuickVoteTM service to assist Alio Shareholders with voting their Alio Shares. Certain Beneficial Shareholders who have not objected to the Company knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill to conveniently obtain a vote directly over the phone.

The VIF will name the same persons as the Proxy to represent your Alio Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Alio Shares at the Meeting and that person maybe you. To exercise this right, insert the name of the desired representative (which maybe you) in the blank space provided in the VIF.

Broadridge then tabulates the results of all of the instructions received and provides appropriate instructions respecting the voting of Alio Shares to be represented at the Meeting and the appointment of any Alio Shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Alio Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Alio Shares at the Meeting.

Information for US Shareholders

Alio is a “foreign private issuer” within the meaning of Rule 3b-4 under the U.S. Exchange Act, and the solicitation of proxies for the Meeting are not subject to the requirements of section 14(a) of the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Alio Shareholders in the United States should be aware that such requirements are different from those applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. The unaudited historical interim financial statements and audited historical financial statements of Alio and other financial information included or incorporated by reference in this Circular have been prepared in accordance with IFRS (as defined herein), which differs from U.S. GAAP (as defined herein) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with U.S. GAAP.

The enforcement by Alio Shareholders of civil liberties under the U.S. federal and state Securities Laws (as defined below) may be affected adversely by the fact that Alio is organized under the laws of a jurisdiction other than the United States, that some or all of its officers and directors are and will be residents of countries other than the United States, that some or all of the experts named in this Circular and the documents incorporated by reference in this Circular may be residents of countries other than the United States, and that all or a substantial portion of the assets of Alio and such persons are and will be located outside the United States. As a result, it may be difficult or impossible for Alio Shareholders resident in the United States to effect service of process within the United States upon Alio, its officers and directors or the experts named herein or in the documents incorporated by reference herein, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the Securities Laws of the United States. In addition, Alio Shareholders resident in the United States should not assume that the courts of Canada: (a) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under the Securities Laws of the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the Securities Laws of the United States.

Currency, Exchange Rates and Financial Information

All dollar amounts in this Circular are expressed in U.S. dollars, unless otherwise indicated. References in this Circular to “dollars” or “$” are to U.S. dollars. References in this Circular to “C$” are to Canadian dollars. The following table sets forth the value of the Canadian dollar expressed in U.S. dollars on December 31 of each year and the average, high and low exchange rates during the year indicated based on the daily average rate of exchange as reported by the Bank of Canada:

	Twelve Months Ended December 31

	2018	2017	2016

Average rate for period	0.7721	0.7701	0.7550

Rate at end of period	0.7330	0.7971	0.7448

High for period	0.8138	0.8245	0.7977

Low for period	0.7330	0.7276	0.6869

The daily average rate of exchange on May 27, 2019 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars was C$1.00 equals US$0.7439.

Except as otherwise indicated in this Circular, all financial statements and financial data derived therefrom pertaining to Alio have been prepared and presented in U.S. dollars.

Forward-Looking Statements

Certain statements contained in this Circular may constitute “forward-looking statements” or “forward-looking information” (collectively, “forward-looking statements”) and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements with respect to project development risks and estimated future production and cash costs, future trends, plans, strategies, objectives and expectations, including with respect to costs, capital requirements, availability of financing, production, exploration and reserves and resources, projected production at the Company’s San Francisco Property, Ana Paula Project and Florida Canyon Mine, including estimated internal rate of return and projected production, exploitation activities and potential, future operations, projected operational updates to the San Francisco Property, the Ana Paula Project and the Florida Canyon Mine, expectations regarding environmental studies at the Ana Paula Project, expectations regarding permitting at the Ana Paula Project, expectation regarding the outcome of current litigation and expectations regarding the payment of dividends on the Company’s common shares. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is developed. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. All statements and information other than statements of historical fact may be forward-looking statements.

These forward-looking statements are based on a number of assumptions, including: the successful completion of development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource, grade, mine life, cash cost, net present value and internal rate of return estimates and other assumptions, projections and estimates made in the technical reports for the San Francisco Property, the Ana Paula Project and the Florida Canyon Mine; that mineral resources can be developed as planned; interest and exchange rates; that required financing and permits will be obtained; the favourable resolution of outstanding litigation; general economic conditions; that labor disputes, flooding, ground instability, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; the price of gold, silver and other metals; competitive conditions in the mining industry; title to mineral properties; and changes in laws, rules and regulations applicable to the Company.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and readers are cautioned not to place undue reliance on forward-looking statements due to the inherent uncertainty thereof. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this Circular include, but are not limited to: decreases in the price of gold; competition with other companies with greater financial and human resources and technical facilities; risks inherent in litigation, including that such litigation will not be resolved favourably for the Company; risks associated with doing business in Mexico; maintaining compliance with governmental regulations and expenses associated with such compliance; ability to hire, train, deploy and manage qualified personnel in a timely manner; ability to obtain or renew required government permits; failure to discover new reserves, maintain or enhance existing reserves or develop new operations; risks and hazards associated with exploration and mining operations; accessibility and reliability of existing local infrastructure and availability of adequate infrastructures in the future; environmental regulation; land reclamation requirements; ownership of, or control over, the properties on which the Company operates; maintaining existing property rights or obtaining new rights; inherent uncertainties in the process of estimating mineral reserves and resources; reported reserves and resources may not accurately reflect the economic viability of the Company’s properties; uncertainties in estimating future mine production and related costs; risks associated with expansion and development of mining properties; currency exchange rate fluctuations; directors’ and officers’ conflicts of interest; inability to access additional capital; problems integrating new acquisitions and other problems with strategic transactions; uncertainties related to the repatriation of funds from foreign subsidiaries; no dividend payments; volatile share price; negative research reports or analyst’s downgrades and dilution.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in this Circular if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Mineral Reserve and Resource Estimates

The Company is subject to the reporting requirements of applicable Canadian Securities Laws and, as a result, reports mineral reserves and resources according to Canadian standards. Canadian disclosure requirements in respect of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions in NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the SEC (as defined herein). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, we report “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian Securities Law, they are not defined terms under standards of the SEC and, generally, U.S. companies are not permitted to report resources in documents filed with the SEC. As such, certain information contained in this Circular concerning descriptions of mineralization and resources under Canadian Securities Law is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. In addition, an Inferred Mineral Resource is conceptual in nature and is estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. While an Inferred Resource has a lower level of confidence than that applying to an Indicated Mineral Resource, it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. Inferred Mineral Resources cannot be converted to Mineral Reserves and are not used in pre-feasibility and feasibility level studies. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the SEC.

Interests of Informed Persons in Material Transactions

Except as disclosed herein, since the commencement of the Company’s last completed financial year, no informed person of the Company, proposed director of the Company or any associate or affiliate of any informed person or proposed director has had, or will have, any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Interests of Certain Persons or Companies in Matters to be Acted Upon

Except as disclosed herein, and except for transactions carried out in the ordinary course of business of the Company or its subsidiaries, no Person or Company has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, “Person or Company” shall include: (a) each person who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) each proposed nominee for election as a director of the Company and (c) each associate or affiliate of any of the Persons or Companies listed in paragraphs (a) or (b).

Voting Securities and Principal Holders of Voting Securities

As at the date hereof, the Company has issued and outstanding 84,707,143 fully paid and non-assessable Alio Shares without par value, each share carrying the right to one vote.

Any holder of Alio Shares of record at the close of business on May 27, 2019 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such Alio Shareholder’s Alio Shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Company, there are no persons who, or corporations which, beneficially own, or control or direct, directly or indirectly, voting shares carrying 10% or more of the voting rights attached to any class of voting shares of the Company.

Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2018 and 2017, and the auditors’ report thereon (the “Statements”) and the Management’s Discussion and Analysis (the “MD&A”) for the years ended December 31, 2018 and 2017 are available upon request from the Company.The Statements and MD&A are available on the Company’s website at www.aliogold.com and on Alio’sSEDAR profile at www.sedar.com and on the SEC website at www.sec.gov. The Statements will be placed before the Meeting for consideration by the Alio Shareholders and have been incorporated herein by reference.

APPOINTMENT AND REMUNERATION OF AUDITOR

Alio Shareholders will be asked at the Meeting to approve the appointment of Deloitte LLP, Chartered Professional Accountants, of 2800 – 1055 Dunsmuir Street, Vancouver, British Columbia, as auditor of Alio to hold office until the next annual general meeting of the Alio Shareholders at remuneration to be fixed by the Alio Board. In the absence of instructions to the contrary, a properly executed and returned Proxy will be voted FOR the auditor nominee herein listed.

ELECTION OF DIRECTORS

The directors of Alio are elected at each annual general meeting and hold office until the next annual general meeting, or until they resign or until their successors are appointed. Each of the six persons named in the following table is proposed for nomination for election as a director of Alio. The nominees for election as a director of the Company include five independent nominees, each of whom has held senior executive positions in major mining companies. The Alio Board recommends a vote “FOR” each of the nominees listed below. In the absence of instructions to the contrary, a properly executed and returned Proxy will be voted FOR the director nominees herein listed.

As a cost-saving measure, the size of Alio’s board is being reduced from eight directors to six directors. Bryan Coates, Jose Alberto Vizquerra-Benavides and Timothy Baker will not be standing for re-election at the Meeting. David Whittle will stand for election to strengthen the financial expertise of the Alio Board and the Audit Committee. The profiles of the directors ensure that all future committees will be properly represented with members of appropriate knowledge and experience.

Information concerning such persons, as furnished by the individual nominees, is as follows:

Name and Profile	Principal Occupation and Biography
Mark D. Backens	PRINCIPAL OCCUPATION: CEO of Alio

BIOGRAPHY: Mr. Backens currently serves as the CEO of Alio. He also previously served as the Interim CEO of Alio from October 2015 to February 2017. He has over 30 years of global mining experience, including most recently as Director of Investment Banking - Mining for Scotia Capital from January 2006 to February 2013. For most of his career, Mr. Backens has held senior management roles with Meridian Gold Inc., Placer Dome Inc. and Goldcorp Inc. in the areas of engineering, mine construction, mine management and corporate development. Mr. Backens holds a Bachelor of Science in Geological Engineering from the South Dakota School of Mines and was formerly a Professional Geologist. Mr. Backens is currently the Chairman and a Director of Candelaria Mining Corp.

B.SC., P. Geo.
Age: 57
West Vancouver, British
Columbia, Canada
Alio Shares: 8,000
Alio Options: 166,500	OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS: - Candelaria Mining Corp. (TSX.V; OTCQX; Frankfurt)
Alio DSUs: 49,103

Director since May 26, 2015	CURRENT COMMITTEE MEMBERSHIPS: - Health, Safety, Environment and Community Committee
Non-Independent

Stephen Lang	PRINCIPAL OCCUPATION: Corporate Director

BIOGRAPHY: Mr. Lang has over 45 years of experience in the mining industry. He has been a director of Centerra Gold Inc. since 2008 and was appointed as Centerra’s board chair in 2012. He served as President and CEO of Centerra from 2008 to 2012, having joined Centerra in 2007 as Chief Operating Officer. Between 2003 and 2007, Mr. Lang served as Executive Vice President and Chief Operating Officer of Stillwater Mining Company. Prior to joining Stillwater, he was employed with Barrick Gold Corporation as Vice President and General Manager of Barrick Gold’s Goldstrike/Meikle operation from 2001 to 2003. Prior to this, he served as the Vice President of Engineering and Project Development of Rio Algom, Limited in Santiago, Chile from 1999 to 2001. From 1996 to 1999, he served as Vice President and General Manager of Kinross Gold Corporation/Amax Gold Corporation’s Fort Knox Mine in Fairbanks, Alaska. From 1981 to 1996, he held various positions with Santa Fe Pacific Gold Minerals Corporation, including General Manager of the Twin Creeks Mine in Golconda, Nevada. Mr. Lang earned a Bachelor of Science degree in Mining Engineering and a master’s degree in Mining Engineering both from the University of Missouri-Rolla. He is currently the Chairman and Director of Centerra Gold Inc., a Director of International Tower Hill Mines Ltd. and a director of Bear Creek Mining.

M.Sc. M.Eng, Mining
Engineering
Age: 63
Residence: Columbia,
Missouri, USA
Alio Options: 75,000
Alio DSUs: 49,103

Director since July 31, 2014
Independent

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- Centerra Gold Inc. (TSX)
- International Tower Hill Mines Ltd. (TSX; NYSE American)
- Bear Creek Mining Corporation. (TSX.V; BVL; OTC)

CURRENT COMMITTEE MEMBERSHIPS:
- Audit Committee
- Corporate Governance and Nominations Committee

Paula Rogers	PRINCIPAL OCCUPATION: Corporate Director

BIOGRAPHY: Ms. Rogers is a Chartered Professional Accountant and brings over 20 years’ experience working for Canadian-based international public companies in the areas of treasury, mergers and acquisitions, corporate governance, financial reporting and tax. She has significant experience in the mining industry ranging from greenfields exploration to senior gold producer in both director and officer roles. Ms. Rogers was the Chief Financial Officer at Castle Peak Mining Ltd from 2010 to 2014. Between 2004 and 2010, she served as Vice President, Treasurer of Goldcorp Inc., and Treasurer of Wheaton River Minerals Ltd. and Silver Wheaton Corp. Previous to that, she held various senior finance roles at Finning International Inc. over a period of nine years. She currently serves on the board of Diversified Royalty Corp. since March 2015, where she also serves as the Chair of the Audit Committee. Ms. Rogers holds a Bachelor of Commerce degree from the University of British Columbia.

B.Com, CPA, CA
Age: 50
Residence: North Vancouver,
British Columbia, Canada Alio Common Shares: 9,650 Alio Options: 75,000 Alio DSUs: 49,103 Director since August 3, 2011 Independent	OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS: - Diversified Royalty Corp. (TSX)
CURRENT COMMITTEE MEMBERSHIPS: - Audit Committee (Chair) - Corporate Governance and Nominations Committee

George Brack	PRINCIPAL OCCUPATION: Corporate Director

BIOGRAPHY: Mr. Brack’s over 30-year career in the mining industry has focused on exploration, corporate development and investment banking, specifically identifying, evaluating and executing strategic mergers and acquisitions and raising equity capital. He is a professional director and is currently on the boards of Capstone Mining since March 2009 and as the non-executive Chair since May 2011 and Wheaton Precious Metals since November 2009. Until 2009, he was the Managing Director and Industry Head - Mining at Scotia Capital. Prior to joining Scotia in 2006, he spent seven years as President of Macquarie North America Ltd. and led its northern hemisphere mining industry mergers and acquisitions advisory business. Previously, Mr. Brack was the Vice President, Corporate Development at Placer Dome Inc., Vice President in the mining investment banking group at CIBC Wood Gundy and worked on the corporate development team at Rio Algom Limited. In addition to his current board roles, during the past 16 years Mr. Brack served as a director on the boards of Aurizon Mines Ltd., Newstrike Capital Inc., NovaGold Resources Inc., Red Back Mining Inc. and chaired the board of Alexco Resource Corp. He has served on audit committees and has been both a member and the chair of compensation/human resource committees, corporate governance committees and special committees responding to takeover offers (Aurizon, Red Back and NovaGold). Mr. Brack earned an MBA at York University, a B.A.Sc. in Geological Engineering and the CFA designation at the University of Toronto.

MBA, CFA, B.A.Sc.,
Geological Engineering
Age: 57
Residence: North Vancouver,
British Columbia, Canada
Alio Common Shares:
355,000
Alio Options: 93,000
Alio DSUs: 49,103

Director since July 31, 2014
Independent

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- Wheaton Precious Metals (TSX; NYSE)
- Capstone Mining Corp. (TSX)

CURRENT COMMITTEE MEMBERSHIPS:
- Corporate Governance and Nominating Committee
- Compensation Committee

John Mansanti	PRINCIPAL OCCUPATION: President and Chief Executive Officer for Crystal Peak Minerals Inc.
P.Eng

BIOGRAPHY: Mr. Mansanti has almost 40 years of experience in the management of mining operations and projects, with over 30 of those years in operations and project management in precious and base metals, primarily in Nevada. His experience spans all levels of site and corporate operations, from exploration through product sales, including project permitting and compliance. Mr. Mansanti is a graduate of the Montana College of Mineral Science and Technology with degrees in Chemistry and Mineral Processing Engineering. He has published multiple technical papers and was the 2017 president for the Society of Mining, Metallurgy and Exploration.

Age: 63
Residence: Salt Lake City,
Utah, USA
Alio Common Shares: 16,176
Alio Options: 38,329
Alio DSUs: 20,000

Director since: May 25, 2018
Independent
CURRENT COMMITTEE MEMBERSHIPS:
- Health, Safety, Environment and Community Committee

David Whittle	PRINCIPAL OCCUPATION: Corporate Director

BIOGRAPHY: Mr. Whittle is a Chartered Professional Accountant with over 25 years of senior executive experience in the mining industry, and has been responsible for strategic planning initiatives, operations and all aspects of corporate and financial management and administration. More recently, from 2004 to 2007, he was Chief Financial Officer of Hillsborough Resources Limited, and from 2007 through 2014 was both Chief Financial Officer and Company Ethics Officer of Alexco Resource Corp. Mr. Whittle has served as a director of a number of public companies over his career, primarily in the resource sector, with extensive experience on audit committees, compensation committees and special committees. He is currently on the board of Mountain Province Diamonds Inc., where he has been a director since 1997, for much of that time serving as Audit Committee Chair and Lead Outside Director. He served as Interim CEO of Mountain Province from June 2017 to May 2018, leading the company through a chief executive transition and the refinancing of its senior debt facility, then resuming his role as an independent director. Mr. Whittle holds a Bachelor of Commerce (Finance) from the University of British Columbia.

B.Com
Age: 55
Residence: North Vancouver,
British Columbia, Canada

Independent

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- Mountain Province Diamonds Inc.
CURRENT COMMITTEE MEMBERSHIPS: None

Corporate Cease Trade Orders or Bankruptcies

No proposed director of the Company is, as of the date hereof or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, no proposed director of the Company:

(a)

is, as of the date hereof or was within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Stephen Lang is a former director of Allied Nevada Gold Corp. which together with certain of its domestic direct and indirect subsidiaries, filed voluntary petitions for relief under chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware on March 10, 2015. The plan was confirmed on October 6, 2015.

Penalties or Sanctions

No proposed director of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The foregoing, not being within the knowledge of the Company, has been furnished by the respective directors.

AMENDMENTS TO THE STOCK OPTION PLAN

Amendments to the Option Plan

At the Meeting, Alio Shareholders will be asked to approve certain amendments to the Company’s stock option plan (the “Alio Stock Option Plan”). Pursuant to the Alio Stock Option Plan, the Board may, from time to time, determine those eligible employees, consultants, directors and officers of the Company who will receive options. Please see the description of the Alio Stock Option Plan beginning on page A-23 for a more detailed description of the Alio Stock Option Plan.

The Board approved and recommends the following amendments to the Alio Stock Option Plan (as amended, the “Amended Option Plan”): to cause the Stock Option Plan to be administered by independent directors of Alio; to amend the Stock Option Plan to remove superfluous definitions included in the previous Stock Option Plan; to limit non-employee director participation in the Stock Option Plan (i) in the aggregate of 1% of Alio’s issued and outstanding share capital and (ii) on an individual basis to (a) an aggregate value of options per year of $100,000 and (B) an aggregate value of options and other security based compensation per year of $150,000, subject to certain exceptions set out in the Stock Option Plan (the “Non-Employee Director Participation Limit”); to cause the automatic vesting of options upon the occurrence of a “change of control” to be within the discretion of the independent directors of Alio where previously such vesting would occur automatically; to require Alio Shareholder approval to add or change provisions in the Stock Option Plan relating to any form of financial assistance provided by Alio to Stock Option Plan participants that would facilitate the purchase of securities under the Stock Option Plan; to clarify that Alio Shareholder approval is required to increase the maximum amount of Common Shares that may be reserved for issuance under the Stock Option Plan; to require Alio Shareholder approval for the removal or exceedance of the Non-Employee Director Participation Limit; and to make consequential “housekeeping” amendments to the Stock Option plan to integrate the foregoing amendments into the Amended Option Plan. For more information regarding the amendments proposed to the Alio Stock Option Plan, please see the text of the Amended Option Plan and a blackline comparing the Amended Option Plan and the Alio Stock Option Plan, scheduled to this Circular as Schedule D and E, respectively.

Option Plan Amendment Resolution

At the Meeting, Alio Shareholders will be asked to consider, and if deemed appropriate, to pass with or without variation, the following ordinary resolutions (the “Option Plan Amendment Resolutions”):

RESOLVED THAT:

1.

The amendments to the Alio Stock Option Plan, as described in this Circular, are hereby approved, and the Company is hereby authorized to issue securities pursuant to the Alio Stock Option Plan, as amended, until the date that is three years from the date of the Meeting, being June 27, 2022; and

2.

Any director or officer of the Company be and is hereby authorized and directed to take all such action and execute and deliver all such documents as any such director or officer may, in his or her sole discretion, determine are necessary, desirable or useful to implement the foregoing resolution.

An ordinary resolution is a resolution passed by a simple majority of the votes cast in person or by proxy. Unless otherwise indicated, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy FOR the Option Plan Amendment Resolutions.

The Board of Directors recommends that Alio Shareholders vote FOR the Option Plan Amendment Resolutions. Unless otherwise instructed, Common Shares represented by proxies in favour of management will be voted FOR the Option Plan Amendment Resolutions.

If the Alio Shareholders do not approve the amendments to the Alio Stock Option Plan, the foregoing amendments will not be implemented and the Alio Stock Option Plan will remain as currently constituted. In the event that the Option Plan Amendment Resolutions are approved, grants of options going forward will be subject to and governed by the terms of the Amended Option Plan.

RENEWAL OF THE STOCK OPTION PLAN

Option Plan Renewal

Pursuant to Section 613 of the TSX Company Manual, unallocated options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed maximum aggregate number of securities issuable must be approved by a majority of the issuer’s directors and by the issuer’s security holders every three years. The Alio Stock Option Plan, whether or not amended, does not have a fixed number of Common Shares issuable thereunder but permits the issuance of up to an aggregate of 10% of the issued and outstanding Common Shares from time to time pursuant to the exercise of options granted under the Alio Stock Option Plan. As such, the Company is required to seek Alio Shareholder approval for all of the unallocated options issuable pursuant to the Alio Stock Option Plan.

As at May 27, 2019, we had outstanding options to purchase 2,321,870 Common Shares (representing approximately 2.7% of our issued and outstanding Common Shares as of May 27, 2019 out of a total pool of 8,470,714 Common Shares reserved for issue (representing 10% of our issued and outstanding Common Shares) under the Option Plan.

Option Plan Renewal Resolutions

At the Meeting, Alio Shareholders will be asked to consider, and if deemed appropriate, to pass with or without variation, the following ordinary resolutions (the “Option Plan Renewal Resolutions”):

RESOLVED THAT:

1.

The unallocated entitlements under the Alio Stock Option Plan are hereby approved and the Company will have the ability to grant options under the Alio Stock Option Plan until the date that is three years from the date of the Meeting, being June 27, 2022; and

2.

Any director or officer of the Company be and is hereby authorized and directed to take all such action and execute and deliver all such documents as any such director or officer may, in his or her sole discretion, determine are necessary, desirable or useful to implement the foregoing resolutions.

An ordinary resolution is a resolution passed by a simple majority of the votes cast in person or by proxy. Unless otherwise indicated, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy FOR the Option Plan Renewal Resolutions.

The Alio Stock Option Plan, whether or not amended, will continue to benefit Alio Shareholders by aligning the interests of the Company’s directors, employees and officers with those of Alio Shareholders and providing a long-term incentive to reward employees, officers and directors for their contribution to the generation of shareholder value.

The Board of Directors recommends that shareholders vote FOR the Option Plan Renewal Resolutions. Unless otherwise instructed, Common Shares represented by proxies in favour of management will be voted FOR the Option Plan Renewal Resolutions.

If the shareholders do not approve the unallocated entitlements under the Alio Stock Option Plan, whether or not amended, the Company will no longer be able to make grants of options under the Alio Stock Option Plan, whether or not amended. All outstanding options will continue unaffected. All previously allocated options will no longer be available for reallocation if they are cancelled or expire unexercised.

OTHER MATTERS

Management of the Company knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

EXECUTIVE COMPENSATION

Please refer to Schedule “A” for Alio’s executive compensation discussion and disclosure.

AUDIT COMMITTEE

The Audit Committee’s duties and responsibilities are specified by law and in the mandate of the Audit Committee. The Audit Committee meets regularly with the CEO, the CFO or Vice President of Finance and the independent auditors to review and enquire into matters affecting financial reporting, the system of internal accounting, financial and disclosure controls and the independent auditor’s procedures and audit plans. The Audit Committee recommends to the Alio Board, the accounting firm to be appointed as independent auditor. The Audit Committee reviews and recommends to the Alio Board for approval the annual financial statements and MD&A, reviews and approves the interim financial statements and MD&A and undertakes other activities required by regulatory authorities. The members of the Audit Committee are appointed by the Alio Board at its first meeting following the annual shareholders’ meeting to serve one-year terms, and Audit Committee members are permitted to serve an unlimited number of consecutive terms.

As required by NI 52-110, the Company’s Annual Information Form for the year ended December 31, 2018 (“AIF”), which is available on SEDAR at www.sedar.com or EDGAR under Alio’s profile at www.sec.gov and on the Alio website at www.aliogold.com, contains additional disclosure regarding the Audit Committee, including its mandate. Please see the section in the AIF entitled “Audit Committee Information” and Appendix 1 to the AIF, which is incorporated.

Composition of the Audit Committee

As of the date of hereof, the members of the Audit Committee are Paula Rogers (Chair), Stephen Lang and Bryan Coates. All of the members of the Audit Committee are “independent” within the meaning set out in NI 52-110, Section 803 of the NYSE American Company Guide and Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. All of the members of the Audit Committee are financially literate, within the meaning set out in NI 52-110 and Section 803 of the NYSE American Company Guide. The Audit Committee holds formal and informal meetings. All of its members attended five of the five formal meetings.

The Alio Board has determined that Paula Rogers and Bryan Coates are “audit committee financial experts”, as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F under the U.S. Securities Exchange Act of 1934, as amended. The SEC has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, including without limitation for the purpose of Section 11 of the U.S. Securities Act of 1933, as amended, does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Alio Board in the absence of such designation and does not affect the duties, obligations or liability of any other member of the Audit Committee or the Alio Board.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Alio Board.

De-Minimis Non-Audit Services

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemptions contained in Section 2.4 of NI 52-110 (De Minimis Non-Audit Services), or an exemption from NI 52-110, in whole or in part, granted under Section 8, Exemptions of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Alio Board to pre-approve all non-audit services proposed to be provided by the external auditor. Such approval may, at the discretion of the Audit Committee, be done either by the Chair of the Audit Committee, who will advise the Audit Committee of such approval, or if the Chair prefers, through the Audit Committee itself.

CORPORATE GOVERNANCE

2018 Corporate Governance Review

A majority of the Alio Board seven of eight, and all members of the Audit, Compensation and Corporate Governance and Nominating committees of the Company are independent. The Health, Safety, Environment and Community Committee was composed of 67% independent directors. Mr. Bryan Coates, Chair of the Alio Board, is an independent director and the role of the Chair and CEO are separate. Paula Rogers, who will act as Chair of the Alio Board if elected at the Meeting, is an independent director and the role of the Chair and CEO will remain separate. The Alio Board regularly holds closed sessions without members of management present to foster independent and open dialogue among the independent directors. The Company has adopted detailed and comprehensive terms of reference and mandates for the Alio Board, its committees and has written position descriptions for the Chair, the CEO and each committee chair. The Alio Board has a process in place that ensures management identifies the principal risks to the Company and its business and identifies measures to mitigate them. The Alio Board has adopted policies and guidelines to ensure awareness and compliance with sound governance practices including a Code of Business Conduct and Ethics, which includes an anti-corruption policy, a whistleblower policy, a disclosure policy, an insider trading policy and a diversity policy.

The Alio Board currently has four standing committees, which include the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Health, Safety, Environment and Community Committee. Following the election of the Alio Board, each chair appointed to each of the four standing committees will be independent.

General

In compliance with the requirements of the BCBCA, under which the Company was incorporated, the directors are elected by the shareholders to manage, or supervise the management of, the business and affairs of the Company. In exercising their powers and discharging their responsibilities, they are required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In accordance with the recommended guidelines established by National Policy 58-201-Corporate Governance Guidelines (“NP 58-201”), the Alio Board has adopted corporate governance policies, procedures and documents described in the following sections.

Board of Directors

The Alio Board is currently comprised of the individuals named in the following table. For information regarding the nominees for election to the Alio Board at the Meeting, see “Election of Directors”.

Director	Independent or Not	Directorship in other Public Companies	Attendance at Board Meetings During Year Ended Dec. 31, 2018 (11)	Attendance at Audit Committee Meetings During Year Ended Dec. 31, 2018 (5)	Attendance at Compensation Committee Meetings During Year Ended Dec. 31, 2018 (2)	Attendance at Corporate Governance & Nominating Meetings During Year Ended Dec. 31, 2018 (1)	Attendance at Health and Safety Committee Meetings (1)
Mark Backens	Non- Independent	Candelaria Mining Corp.	11	N/A	N/A	N/A	1
Stephen Lang	Independent	Centerra Gold Inc.; International Tower Hill Mines Ltd.; Bear Creek Mining Corporation	11	5	1	N/A	N/A
Paula Rogers	Independent	Diversified Royalty Corp.	11	5	1	1	N/A
Jose Alberto Vizquerra Benavides	Independent	Sierra Metals Inc.; Discovery Metals Corp.; Osisko Mining Inc.	10	N/A	1	1	1
Bryan Coates	Independent	Golden Queen Mining Co. Ltd.; Falco Resources Ltd.	11	5	2	1	N/A
George Brack	Independent	Wheaton Precious Metals; Capstone Mining Corp.	11	1	2	1	N/A
John Mansanti	Independent	Crystal Peak Minerals	2(1)	N/A	N/A	N/A	1
Timothy Baker	Independent	Golden Star Resources Ltd.; Antofagasta PLC; Sherritt International Corporation	0(1)	N/A	1	N/A	N/A

Notes:

(1)	John Mansanti and Timothy Baker were elected to the Alio Board in May 2018. There were only two Alio Board meetings in 2018 after John Mansanti and Timothy Baker were elected.

NP 58-201 suggests that a majority of the Alio Board should be composed of “independent” directors. National Instrument 58-101-Disclosure of Corporate Governance Practices defines an “independent director” as a director who has no direct or indirect material relationship with the Company. A “material relationship” is in turn defined as a relationship which could, in the view of the Alio Board, be reasonably expected to interfere with such member’s independent judgment. The Alio Board’s Chair, Bryan Coates, is considered to be “independent” within the meaning of NP 58-201 and Section 803 of the NYSE American Company Guide. In addition, George Brack, Stephen Lang, Paula Rogers and Jose Vizquerra are considered to be “independent” within the meaning of NP 58-201 and Section 803 of the NYSE American Company Guide. Mark Backens and  Greg McCunn are not considered to be “independent” within the meaning of NP 58-201 or Section 803 of the NYSE American Company Guide as they are, or have been in the past three years, executive officers of the Company.

As at the date of the Meeting, and upon the election of the directors nominated by management at the Meeting, the Alio Board will be comprised of a majority of independent directors. See “Election of Directors” for further details.

The independent directors have the opportunity to hold discussions in the absence of management through their participation in the Compensation Committee, Corporate Governance and Nominating Committee and Audit Committee. In addition, the independent directors may hold ad hoc meetings from time to time as and when appropriate. There were no regularly scheduled meetings of independent directors in the past year; however, the independent directors did meet following every Alio Board meeting during 2018.

Board Mandate

A copy of the Board Mandate is attached as Schedule “C” to this Circular. The mandate of the Alio Board is to supervise the management of the Company’s business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of the Company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In supervising the management of the Company’s business and affairs, the responsibilities of the Alio Board include:

(a)	adopting strategic plans and reviewing and, if advisable, approving Alio’s strategic planning process and Alio’s strategic plan;

(b)

approving Alio’s annual business and capital plans as well as the policies and processes generated by management relating to the authorization of major investments and significant allocations of capital;

(c)	reviewing management’s implementation of Alio’s strategic, business and capital plans and, if advisable, approving material amendments to, or variances from, these plans;

(d)	reviewing reports provided by management of principal risks associated with Alio’s business and operations, and the implementation by management of appropriate systems to manage these risks;

(e)	verifying that internal, financial, non-financial and business controls and management information systems have been established by management;

(f)	reviewing reports of the Compensation Committee concerning the Company’s approach to human source management and executive compensation;

(g)	reviewing Alio’s succession plans for the Chair, the Lead Director (if any), the CEO and other executive officers, including the appointment, training and monitoring of such persons;

(h)	satisfying itself as to the integrity of the CEO and the other executive officers of the Company and that the CEO and other senior officers are striving to create a culture of integrity;

(i)	reviewing reports of the Corporate Governance and Nominating Committee concerning Alio’s approach to corporate governance and its compliance with the Code;

(j)	reviewing and assessing the adequacy of its mandate to ensure compliance with rules and regulations and approving any modifications to the mandate as considered advisable;

(k)	in conjunction with the CEO, reviewing Alio’s Disclosure Policy and, if advisable, approving material changes to the Disclosure Policy; and

(l)

requiring and overseeing measures for receiving communications from stakeholders, including investors, employees, the communities in which it operates and the governments of those communities and through its CEO or President, receiving and considering responses and other communications.

At present, the Alio Board has delegated the day-to-day management of the business and affairs of the Company to the executive officers of the Company. Generally, operations in the ordinary course or that are not in the ordinary course but do not exceed material levels of expenditures or commitment on the part of the Company have been delegated to management. Decisions relating to matters that are not in the ordinary course and involve material expenditures or commitment on the part of the Company require prior approval of the Alio Board. Any responsibility which is not delegated to management or an Alio Board committee remains with the Alio Board.

Majority Voting Policy

In accordance with good corporate governance practices and procedures, the Alio Board adopted a Majority Voting Policy on June 20, 2014. The Majority Voting Policy provides that, at a meeting for the uncontested election of directors (being an election where the number of nominees for director is equal to the number of directors to be elected), each director of the Company must be elected by at least a majority (50% + 1 vote) of the votes cast with regard to his or her election. If, in an uncontested election of directors, the number of Alio Shares withheld for a nominee exceeds the number of Alio Shares voted for that nominee at the meeting, either in person or by proxy, that director must immediately tender his or her resignation.

Within 90 days after the Alio Shareholders’ meeting, Alio’s Corporate Governance and Nominating Committee will determine whether to accept the resignation, which resignation should be accepted absent exceptional circumstances. The Company shall promptly issue a news release with the Alio Board’s decision, which must fully state the reasons for that decision. The resignation becomes effective when accepted by the Alio Board. If a resignation is accepted, the Alio Board may leave the position vacant, fill the vacancy through the appointment of a director whom the Alio Board considers to merit the confidence of the Alio Shareholders or call a special meeting of Alio Shareholders to consider the election of a nominee recommended by the Alio Board to fill the vacant position. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Corporate Governance and Nominating Committee or the Alio Board at which the resignation is considered. However, the director shall remain active and engaged in all other Alio Board and Alio Board committee activities, deliberations and decisions during this process.

A copy of the Company’s majority voting policy may be obtained under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.aliogold.com.

Position Descriptions

Greg McCunn was the CEO of Alio for the fiscal year ended December 31, 2018, but was subsequently replaced by Mark Backens, who is the current CEO of Alio. The role and responsibilities of the CEO are set out in a written position description. The CEO is responsible for the overall management of the business and affairs of Alio, including (i) developing and recommending to the Alio Board a long-term strategy and vision for Alio that is consistent with creating value for Alio Shareholders, (ii) providing leadership and vision and maintaining a high-level of employee morale and motivation and (iii) fostering a corporate culture that promotes integrity and ethical values. In this capacity, the CEO shall establish the strategic and operations priorities of Alio and provide leadership for the effective overall management of Alio. The CEO is directly responsible to the Alio Board for all activities of Alio.

Bryan Coates is the current Chair of the Alio Board. The role and responsibilities of the Alio Board Chair are set out in a written position description. The Alio Board Chair is responsible for Alio Board leadership (including ensuring that there is an effective relationship between the Alio Board and senior management of Alio and ensuring that the directors receive the information required for the proper performance of their duties), strategic leadership (including by preparing, in consultation with the other members of the Alio Board and the CEO, the agenda for each meeting of the Alio Board) and governance leadership (including ensuring that the appropriate committee structure is in place and assisting the Corporate Governance and Nominating Committee in making recommendations for appointments to such committees).

The role and responsibilities of the chair of each committee of the Alio Board are set out in a written position description. Committee chairs are principally responsible for overseeing the operations and affairs of his or her particular committee, including by providing leadership to foster the effectiveness of the committee, ensuring that there is an effective relationship between the Alio Board and the committee, ensuring that the appropriate mandate for the committee is in effect, assisting the Corporate Governance and Nominating Committee in making recommendations for amendments to the mandate, preparing, in consultation with other members of the committee and the Alio Board, the agenda for each meeting of the committee and ensuring that all committee members receive the information required for the proper performance of their duties.

The Alio Board retains the authority and responsibility for the hiring, firing, compensating and monitoring of the CEO and/or CFO, and such other senior key personnel as the Alio Board from time to time directs.

Orientation and Continuing Education

As part of an orientation program provided by the Corporate Governance and Nominating Committee, new directors are provided with an integrated Alio Board manual of principles, policies and practice tools for Alio Board governance, and access to an integrated website at www.aliogold.com, public information on the Canadian SEDAR system and restricted access to confidential but relevant corporate data. New directors meet with the CEO and/or CFO to review the Company’s business, operations and finances. An annual Alio Board meeting or strategic planning session may be scheduled at the Company’s principal properties. New directors are encouraged to visit the Company’s principal properties as soon as possible after election or appointment, accompanied by the senior executives responsible for their operation. All of the directors visited the mining operations at San Francisco in September 2015, October 2015, November 2015 and February 2017. None of the directors have visited the mining operations at Ana Paula. All Directors with the exception of one, visited the mining operations at Florida Canyon in July 2018. Directors receive reports from management and are encouraged to visit the principal properties on an ongoing basis in order to keep themselves abreast of new developments. Directors also circulate amongst themselves information concerning corporate governance, mining industry perspectives (including perspectives from outside advisors), gold prices and risk management. The Alio Board requests and receives formal training sessions from outside advisors, including Alio’s legal counsel from time to time.

In addition to the responsibilities assumed by the committees of the Alio Board, it is the continuing obligation of the senior corporate executives to bring to the Alio Board’s attention all developing issues, risks, opportunities and proposed regulations that may have an impact on the Company, its business and its operations. Individual directors, with assistance from the Corporate Governance and Nominating Committee, are responsible for maintaining their own education, skills and knowledge at an appropriate level. Certain directors may also be required to have additional responsibilities to maintain their professional standings and competence. Alio Board members are encouraged to attend educational courses or presentations in relation to the Company’s projects or the industry within which the Company operates. The costs for such courses may be paid by the Company, as requested, on a case-by-case basis.

Ethical Business Conduct

The Alio Board has adopted a written Code of Business Conduct and Ethics (the “Code”), which identifies key principles of corporate governance and conduct. This Code is available on the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.aliogold.com., or copies may be obtained directly from the Company. The Alio Board is responsible for monitoring general compliance with the Code. Although the Alio Board is not required to actively monitor the Code, it periodically reviews conduct concerns and is developing internal reporting and review protocols, including for the prompt notification of apparent or real breaches for assessment, investigation and action.

The Alio Board recognizes its responsibility to set the tone for proper conduct by its management and employees in carrying on business. A copy of the Code is included with the orientation materials for all directors, officers, management and employees, and is periodically reviewed by the Corporate Governance and Nominating Committee for effectiveness and updating. The Alio Board has also adopted a Whistleblower Policy, to facilitate the reporting of any breaches of the Code or concerns over financial matters, internal controls, corporate or other matters, and a series of corporate governance policies, which include guidelines for confidentiality, corporate disclosure, internet communications, securities trading, anti-corruption and corporate citizenship. The corporate citizenship initiative includes community health, welfare, educational and environmental components.

As some of the directors of the Company also serve as directors of other companies engaged in similar business activities, the Alio Board must comply with the conflict of interest provisions of the BCBCA as well as applicable Securities Laws in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Any interested director is required to declare the nature and extent of his or her interest and he or she will be excluded from all discussion on the matter and will not be entitled to vote on resolutions of the Alio Board which evoke such a conflict. All such matters involving senior management must be dealt with by the Alio Board regardless of apparent immateriality. In addition, the Alio Board has developed an Alio Board guideline to define independence and a process to identify and assess conflicts of interest.

Nomination of Directors, Succession Planning and Board Renewal

The Corporate Governance and Nominating Committee of the Alio Board consists of Stephen Lang (Chair), George Brack and Paula Rogers, all of whom are independent directors.

The Alio Board has approved a written mandate for the Corporate Governance and Nominating Committee, which includes guidance on the role and responsibilities of the committee chair and which includes a requirement that the committee’s nomination function be directed by an independent director. The nomination function is assisted by an Alio Board profile matrix of desirable experience and education that has been prepared by the Alio Board, and, from time to time, by search consultants and industry director registries. All directors are asked to use their best efforts to nominate suitable directors to the Corporate Governance and Nominating Committee, with particular reference to those who are considered to be “independent” within the meaning of NP 58-201, Section 803 of the NYSE American Company Guide and the Company’s interpretive standard.

The Corporate Governance and Nominating Committee’s nominating responsibilities include:

(a)	reviewing and recommending to the Alio Board updates to its constating documents, corporate governance policies, procedures and practices;

(b)	developing position descriptions;

(c)	assessing annually and when vacancies arise, qualified persons to be nominated for election or re- election to the Alio Board and the committees of the Alio Board;

(d)	assisting in the identification, evaluation and selection of key personnel and senior executives;

(e)	reviewing governance systems;

(f)	providing orientation programs for new directors and continuing development programs for existing directors; and

(g)	reviewing annually the functions of corporate governance and nominations, including Alio Board and committee performance.

The Corporate Governance and Nominating Committee holds formal and informal meetings and the committee had 100% attendance at all formal meetings held in 2018. The Corporate Governance and Nominating Committee holds part of each meeting in the absence of members of management and reports promptly to the Alio Board after each of its meetings. It has full authority to engage and compensate such legal, recruitment and other advisors as it deems necessary.

A core responsibility of the Corporate Governance and Nominating Committee is to identify prospective Alio Board members, consistent with Alio Board-approved criteria, and to recommend such individuals as nominees for election to the Alio Board at each annual meeting of shareholders or to fill vacancies on the Alio Board.

The Corporate Governance and Nominating Committee assesses candidates on their individual qualifications, diversity, experience, expertise, integrity, professionalism and judgement. The Corporate Governance and Nominating Committee and the Alio Board do not adhere to any quotas in determining Alio Board membership; however, the Alio Board’s formal processes for director succession and recruitment expressly encourages the promotion of diversity. In early 2018, the Alio Board adopted a formal diversity policy (as more fully described below) which provides that the Alio Board will strive to augment the gender diversity of the Alio Board and Alio’s executive leadership and maintain an “evergreen list” of diverse candidates for appointment to the Alio Board.

The Corporate Governance and Nominating Committee believes that the Alio Board should be comprised of directors with a broad range of experience and expertise and utilizes a skills matrix to identify those areas which are necessary for the Alio Board to carry out its mandate effectively. The following table reflects the diverse skill set requirements of the Alio Board and identifies the specific experience and expertise brought by each individual director nominee, with an emphasis in four chosen areas of expertise.

Skills and Expertise

	Mark Backens	Stephen Lang	Paula Rogers	George Brack	John Mansanti	David Whittle
Accounting, Finance, Tax & Treasury in global operations			x			x
CEO/President	x	x			x	x
Corporate Governance		x	x	x	x	x
Corporate Social Responsibility / Government relations
Human Resources/Compensation		x		x		x
Investment Banking & Mergers & Acquisitions	x			x		x
Financing-Debt and Equity Capital Markets	x		x	x	x	x
International Operations, Project Development, Exploration	x	x		x	x	x
Risk Management			x			x
Health, Safety and Environment	x	x			x
Latin American Experience	x	x	x	x

Compensation

The Compensation Committee consists of three independent directors: George Brack (Chair), Bryan Coates and Timothy Baker. The Compensation Committee holds formal and informal meetings, and the committee had 100% attendance at all formal meetings held in 2018. The Compensation Committee holds its meetings in the absence of other members of the Alio Board. The Alio Board has approved a written mandate for the Compensation Committee which includes guidance on the role and responsibilities of the committee chair. The committee’s responsibilities include:

(a)	reviewing goals, objectives and policies relevant to director and officer compensation;

(b)	reviewing strategic plans, goals and budgets related to executive compensation, including annual performance objectives, incentive and equity-based compensation, expenses and perquisites;

(c)	reviewing processes for executive and director compensation; and

(d)	reviewing annual schedules and budgets, including the time commitments of officers, support personnel, advisors and consultants.

The Compensation Committee develops and updates an objective process for determining executive and director compensation, including by retaining independent compensation advisors to provide input on this process. Final deliberations and compensation recommendations of the Compensation Committee are made without executive officers present and final decisions require Alio Board approval.

The Compensation Committee may engage and compensate outside consultants. It has no authority to delegate any of its responsibilities. The Compensation Committee has full authority to require management to perform studies and furnish any information it requires for the performance of its duties.

Other Board Committees

In addition to the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee, Alio also implemented the Health, Safety, Environment and Community Committee in fiscal 2018. The Health, Safety, Environment and Community Committee consists of three directors: Jose Vizquerra (Chair), Mark Backens and John Mansanti. The independent directors of this committee are Jose Vizquerra and John Mansanti. The Health, Safety, Environment and Community Committee was constituted in 2018, and held formal and informal meetings in 2018. The Alio Board has approved a written mandate for the Health, Safety, Environment and Community Committee. The committee’s responsibilities include the review and monitoring of:

(a)	the environmental policies and activities of the Company on behalf of the Alio Board;

(b)	the policies and activities of the Company as they relate to the health and safety of the employees of the Company in the workplace;

(c)	the policies and activities of the Company as they relate to the Company’s engagement in and interaction with community, government and other stakeholders; and

(d)	the policies designed to ensure the most sustainable use of all renewable and non-renewable resources consumed in conjunction with the Company’s activities.

The Health, Safety, Environment and Community Committee recommends actions for developing policies, programs and procedures that further its mandate. The committee also ensures that the Code is being adhered to and achieved and that best practices are applied in relation to its mandate.

Assessments

The entire Alio Board evaluates the effectiveness of the Alio Board, its committees and individual directors on an annual basis. This evaluation was conducted in 2017 (for 2016) and 2018 (for 2017). To facilitate this evaluation, the Alio Board conducts an annual assessment of its performance, consisting of a review of its charter, the performance of the Alio Board as a whole and the performance of the Alio Board Chair and individual member directors. This annual assessment includes an evaluation of each Alio Board committee. Such annual assessment is provided for in the charter of the Alio Board and of each of the committees of the Alio Board. In addition, in performing its annual compensation assessment, the Compensation Committee also conducts an assessment of the executive officers and directors of Alio and Alio Board committees and their members.

Term Limits and Diversity

In the fall of 2014, the Canadian Securities Administrators introduced “comply or explain” policies requiring companies to either adopt or explain why they have not adopted (a) policies with respect to term limits for directors and (b) policies and targets designed to increase participation by women in board matters and in executive positions. In early 2018, the Alio Board adopted a formal diversity policy which provides that the Alio Board will strive to augment the gender diversity of the Alio Board and Alio’s executive leadership and maintain an “evergreen list” of diverse candidates for appointment to the Alio Board.

The Alio Board and the Corporate Governance and Nominating Committee have historically recognized the valuable contributions made to Alio Board deliberations and the management of Alio by people of different genders, backgrounds and experience. As described above, the Alio Board undertakes annual director assessments and has had ongoing turnover at the board level. Selection is made as per the criteria described above and elsewhere in this Circular (such as merit, skill, qualification and Company need). However, the Alio Board is mindful of the benefits afforded by having diversity in the Company’s leadership positions and the need to maximize the effectiveness of the decision-making abilities of the Alio Board and management. Accordingly, in searches for new directors or officers, as one of several factors used in its search process, the Alio Board considers the level of female representation and diversity within its leadership ranks. The Company currently has 1 female member on its board of 8 (12.5%) and the nominated board will also consist of 1 female member on its board of 6 (16.7%) .

The Corporate Governance and Nominating Committee annually reviews the composition of the Alio Board, including the age and tenure of individual directors. The Alio Board strives to achieve a balance between the desirability to have a depth of experience from its members and the need for renewal and new perspectives. The Corporate Governance and Nominating Committee has determined that the Alio Board is highly effective and well composed and that no appreciable benefit would be derived from the introduction of term or retirement age limits at this time.

The Alio Board is committed to nominating the best individuals to fulfill director roles and executive officer positions. The Alio Board believes that diversity is important to ensure that the Alio Board’s members and senior management of Alio provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management. To this end, the Alio Board has adopted a diversity policy which promotes an open and inclusive workplace and recognizes and embraces the benefits of diversity on the Alio Board. The policy places responsibility on the Corporate Governance and Nominating Committee to consider, in the recommendation of new director nominees, the following:

(a)

the competencies and skills that the Alio Board considers to be necessary, and those competencies and skills that the Alio Board considers each director to possess and the competencies and skills that each new nominee will bring to the boardroom; and

(b)	as practicable, directors who represent different genders, ages, cultural communities, geographic areas and other characteristics of the communities in which Alio operates.

The policy engrains the objective that diversity be considered in determining the optimal composition of the Alio Board and, where possible, that the Alio Board should be balanced appropriately. To that end, to promote the specific objective of gender diversity, the selection process for Alio Board nominees will involve the following steps:

(a)	a short-list identifying potential candidates for appointment nomination must be compiled and should include at least one female candidate for each available Alio Board seat; and

(b)

if, at the end of the selection process, no female candidates are selected, the Alio Board must be satisfied that there are objective reasons to support this determination and that it believes it will be able to achieve its overall goal of greater diversity in future periods.

On an annual basis, the Corporate Governance and Nominating Committee will assess the effectiveness of the Alio Board appointment and nomination process at achieving Alio’s diversity objectives and consider and, if advisable, recommend to the Alio Board for adoption, measurable objectives for achieving diversity on the Alio Board.

The policy also provides for Alio’s recruitment and promotion of individuals in senior management based on performance, ability, merit and potential, with an objective that diversity be considered in connection with the recruitment, promotion and succession planning of members of Alio’s senior management. Accordingly, in order to promote the specific objective of gender diversity, Alio will:

(a)	implement practices which address impediments to gender diversity in the workplace and review their availability and utilization;

(b)	regularly review the proportion of women at all levels of Alio;

(c)	assess the effectiveness of, and continue to expand on, existing initiatives designed to identify, support and develop talented women with leadership potential; and

(d)	continue to identify new ways to entrench diversity as a cultural priority across Alio.

On an annual basis, the Corporate Governance and Nominating Committee will assess the effectiveness of the senior management appointment process at achieving Alio’s diversity objectives and consider, and if determined advisable, recommend to the Alio Board for adoption measurable objectives for achieving diversity in senior management.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, no executive officer, director, employee, former executive officer or director or employee of the Company or any of its subsidiaries has been indebted to the Company or any of its subsidiaries, either in connection with the purchase of securities or otherwise. No director, executive officer or proposed nominee for election as a director of the Company, or an associate of any such director, executive officer or proposed nominee, has been indebted to the Company or any of its subsidiaries or any other entity which indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

The management functions of the Company are substantially performed by the directors, executive officers and management employees of the Company and are not, to any substantial degree, performed by any other person with whom the Company has contracted.

INTERESTS OF EXPERTS

Each of the authors in the following table is a “qualified person” under NI 43-101. Each qualified person has prepared or supervised the preparation of the report set opposite such qualified person’s name. Such reports contain certain scientific or technical information relating to Alio’s San Francisco Project or Ana Paula Project or Florida Canyon Project, as applicable, which information is contained in or incorporated by reference in this Circular.

Report	Authors
San Francisco Report	William J. Lewis, B.Sc., P.Geo., Ing. Alan J. San Martin, MAusIMM(CP), Mani Verma, P.Eng. and Richard M. Gowans, B.Sc., P.Eng.
Ana Paula Report	Daniel H. Neff, P.E., Art Ibrado, PhD, P.E., Taj Singh, P.Eng., Andrew Kelly, P.Eng., Gordon Zurowski, P.Eng., Pierre DeSautels, P.Geo., Gilberto Dominguez, P.E. and James A. Cremeens, P.E., P.G.
Florida Canyon Report

Allan V. Moran, C.P.G., Justin Smith, P.E., S.M.E. R.M., Thomas Bagan, P.E., M.B.A., S.M.E. R.M., Timothy Carew, M.Sc., P.Geo., Jeffrey Woods, S.M.E. R.M., Kent Harley, P.E. and Mark Willow, M.Sc., C.E.M., S.M.E R.M.

To the knowledge of Alio, other than Jorge Lozano and Thomas Bagan, none of the aforementioned qualified persons received or has received a direct or indirect interest in the property of Alio or of any associate or affiliate of Alio and, as of the date hereof, to Alio’s knowledge, the aforementioned qualified persons beneficially own, directly or indirectly, in total, less than one percent of the securities of Alio. At December 31, 2018, and at May 27, 2019, Jorge Lozano holds 15,000 Alio options and Thomas Bagan holds 55,000 Alio options.

The independent auditor of Alio is Deloitte LLP. Deloitte LLP is independent of Alio within the meaning of the Rules of Professional Conduct of Chartered Professional Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. This Circular incorporates important business and financial information about Alio from documents that are not included in or delivered with this Circular. Shareholders may contact the Company to request copies of the documents incorporated by reference herein without charge at info@aliogold.com.

BY ORDER OF THE BOARD

“Bryan A. Coates”

Bryan A. Coates
Chair

SCHEDULE “A”
STATEMENT OF EXECUTIVE COMPENSATION

Letter to Shareholders

Dear Fellow Shareholder,

On behalf of Alio’s Compensation Committee, I wanted to provide thoughts and observations on Alio’s approach to executive compensation. 2018 was the year in which the Company gained significant traction in its transition to becoming a multi-mine intermediate gold producer with the transaction between Alio Gold and Rye Patch Gold Corp (“Rye Patch”). Notable financial and operational achievements for the year include:

•	acquisition of Rye Patch for a total consideration of US$72.0 million;

•	integration of the Florida Canyon Mine with existing operations;

•	disposal of exploration properties acquired in connection with the Rye Patch transaction for consideration of US$19.0 million; and,

•	full repayment of US$16.6 million credit facility.

In early 2019, the Compensation Committee considered the above factors and others, as outlined in the Company’s 2018 Short-Term Incentive Plan (“STIP”) performance goals below. The Compensation Committee noted that although the production and AISC goals at the San Francisco Property and the site-based goals at Ana Paula were not completely met, Alio did have solid performance in safety at both sites and we made some considerable strides in improving our balance sheet.

The section on “2018 NEO Compensation Actions” that follows provides more detail about the Committee’s decision-making in this area. In summary, after reviewing performance against the STIP objectives, the Committee approved annual STIP payouts at approximately 44% of the maximum potential bonus, on average, for all Named Executive Officers.

In 2018, the Compensation Committee continued the strategy of aligning the compensation program’s for executives and directors with the creation of long-term shareholder value. These actions included:

•	continuing with the remuneration philosophy based on the alignment of incentive compensation with a mix of corporate and personal objectives derived from the Company’s 5-year strategic timeframe;

•	the approval by the Compensation Committee of the STIP framework, sponsored directly by Alio’s CEO;

•

the granting of equity-based long-term incentive (“LTI”) program for executives and employees, incorporating three vehicles – stock options, restricted share units (“RSUs”), and performance share units (“PSUs”) linked to relative total shareholder return (“TSR”) compared to a group of performance peers; and

•	the granting of an equity program for Alio Board members, based on 100% deferred share units (“DSUs”).

The Compensation Committee believes that these actions provide an appropriate balance between rewarding near-term operational performance through the short-term program, and long-term value creation and maintenance, through the long-term program.

Alio’s 5-year cumulative indexed TSR compared to the S&P/TSX Global Gold Index, and to the broader S&P/TSX Composite, based on the value of C$100 invested as of January 1, 2014 is included in the chart below:

The trend shown in the above graph does not necessarily correspond to the Company’s compensation to its Named Executive Officers (“NEOs”) for the period ended December 31, 2018 or for any prior fiscal periods. Compensation decisions made in 2018 were intended to emphasize alignment with shareholders while striking a balance between fixed compensation, at-risk compensation designed to reward short-term operational performance, and at-risk compensation designed to align with long-term creation of shareholder value.

I hope that this brief overview provides you with more insight into our approach to executive compensation and its alignment with sound performance and with the shareholder experience.

Sincerely,

George Brack
Chair, Compensation Committee

Compensation-Related Governance

The Company’s executive compensation program is administered by the Compensation Committee of the Alio Board. The Compensation Committee (as of December 31, 2018) is comprised of three independent Alio Board members: George Brack (since July 2014), Bryan Coates (since July 2014), and Timothy Baker (since June 2018). Mr. Brack serves as the Chair of the Compensation Committee.

Risk Management Principles and Policies

The Compensation Committee and the Alio Board have active roles in risk oversight regarding the Company’s compensation policies and practices. They consider all factors related to an executive’s performance and regularly assess, as part of their respective deliberations, the risk implications of the Company’s compensation policies and practices, including the potential for any inappropriate or excessive risk-taking by its executives in determining compensation.

In order for executives to actually realize the entire potential value from their compensation opportunities, Alio needs to perform well operationally, financially, and in terms of stock price improvement. Performance measurement has both relative and absolute dimensions. The Committee also anticipates that equity-based awards will be made annually, ensuring that a piece of total executive compensation is always unvested and subject to share price effects.

The Compensation Committee believes that the executive compensation program does not motivate unnecessary or excessive risk taking and has not identified any risks from Alio’s compensation practices or policies that are likely to have a material adverse effect on the Company.

What We Do/What We Don’t Do

	Practices We Emphasize		Practices We Avoid
√	More than 60% of CEO target compensation is performance-based and at-risk	×	No supplemental executive benefit arrangements and very limited executive perquisites
√	75% of senior executive equity awards, by value, are performance-based and at-risk	×	No single-trigger change in control protections
√	Caps on incentive award payouts	×	Limited severance payments
√	Anti-hedging policy	×	No loans to directors or executives

Anti-Hedging Policy

Pursuant to an anti-hedging policy adopted by the Alio Board, NEOs and directors of the Company are prohibited from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars or units of exchange traded funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an NEO or director.

Independent Advice

The Compensation Committee retains independent advisors as it deems appropriate. In 2018 the Committee did not retain an advisor. Company management retained Meridian Compensation Partners (“Meridian”) to assist with executive compensation matters. In 2018, Alio management paid fees of C$14,979 (inclusive of taxes) to Meridian.

Director Compensation

Alio’s policy for director compensation is based on the provision of cash retainers for Alio Board or Alio Board committee service, plus equity-based compensation. Alio’s Corporate Governance and Nominating Committee assesses all director compensation arrangements on an ongoing basis., Alio’s Board established the following values for cash compensation (unchanged from 2017):

Compensation Element		Value
Annual Cash Retainer		C$50,000
Board Chair Additional Annual Cash Retainer		C$50,000

Committee Chair Retainers
•	Audit Committee	C$12,000
•	Compensation Committee	C$10,000
•	Technical Committee	C$7,500
•	Corporate Governance and Nominating Committee	C$7,500
•	Finance Committee	C$7,500

In 2018, the director compensation policy was to base director equity-based compensation exclusively on DSUs, in the amount of C$100,000 annually.

Alio also reimburses directors for their travel and other expenses to attend Alio Board and committee meetings. Alio pays director compensation in Canadian dollars. Directors who are also employees of the Company do not receive compensation for their Alio Board service.

Deferred Share Unit Program

In 2017, Alio’s Board approved the Alio Gold Deferred Share Unit Plan. DSUs are notional shares that have the same value as Alio Shares. Directors of the Company and other employees as designated by the Corporate Governance and Nominating Committee are eligible to receive awards of DSUs.

The Alio Gold Deferred Share Unit Plan allows directors to make an advance election to receive all or a portion of their cash retainers as DSUs. DSUs may not be redeemed until a director leaves the Alio Board. At that time, directors redeem their units for a cash payment equal to the value of DSUs redeemed based on the fair market value of Alio’s shares on the date of redemption.

In 2018, the DSU awards were made in February. These awards vested on the date of Alio’s 2018 annual general meeting.

Director Compensation Table

The following table discloses the compensation paid to the directors who are not NEOs for the Company’s most recently completed financial year.

Name	Fees Earned (C$)	Share- Based Awards (C$)(1)(3)	Option- Based Awards (C$)	Non-Equity Incentive Plan Compensation (C$)	Pension Value (C$)	All Other Compensation (C$)	Total (C$)
George Brack	67,500	100,000	Nil	Nil	Nil	Nil	167,500
Bryan Coates	100,000	100,000	Nil	Nil	Nil	Nil	200,000
Stephen Lang	50,000	100,000	Nil	Nil	Nil	Nil	150,000

Name	Fees Earned (C$)	Share- Based Awards (C$)(1)(3)	Option- Based Awards (C$)	Non-Equity Incentive Plan Compensation (C$)	Pension Value (C$)	All Other Compensation (C$)	Total (C$)
Paula Rogers	62,000	100,000	Nil	Nil	Nil	Nil	162,000
Jose Alberto Vizquerra- Benavides	57,500	100,000	Nil	Nil	Nil	25,000	182,500
John Mansanti(2)	29,933	18,400	Nil	Nil	Nil	Nil	48,333
Timothy Baker(2)	29,933	18,400	Nil	Nil	Nil	Nil	48,333
Mark Backens	50,000	100,000	Nil	Nil	Nil	34,466	184,466

(1)	Share-based awards are determined based on the grant date fair value of C$3.30.
(2)	John Mansanti and Timothy Baker joined the Alio Board as part of the Rye Patch transaction on May 25, 2018.
(3)	Share-based awards are determined based on the grant date fair value of C$0.92 for John Mansanti and Timothy Baker.

Outstanding Share-Based and Option-Based Awards

The following table sets out all option-based and share-based awards outstanding for each director who is not a NEO, as of December 31, 2018.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration data	Value of unexercised in-the- money options	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share- based awards not paid out or distributed (C$)
George Brack	20,000 20,000 18,000 15,000 20,000	C$20.00 C$7.60 C$7.80 C$2.90 C$3.30	19/08/06 20/05/26 20/06/27 20/11/05 21/05/30	Nil Nil Nil Nil Nil	Nil	Nil	$56,468
Bryan Coates	20,000 20,000 15,000 20,000	C$20.00 C$7.60 C$2.90 C$3.30	19/08/06 20/05/26 20/11/05 21/05/30	Nil Nil Nil Nil	Nil	Nil	$56,468
Stephen Lang	20,000 20,000 15,000 20,000	C$20.00 C$7.60 C$2.90 C$3.30	19/08/06 20/05/26 20/11/05 21/05/30	Nil Nil Nil Nil	Nil	Nil	$56,468

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration data	Value of unexercised in-the- money options	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share- based awards not paid out or distributed (C$)
Paula Rogers	20,000 20,000 15,000 20,000	C$20.00 C$7.60 C$2.90 C$3.30	19/08/06 20/05/26 20/11/05 21/05/30	Nil Nil Nil Nil	Nil	Nil	$56,468
Jose Alberto Vizquerra- Benavides	20,000 20,000 15,000 20,000	C$20.00 C$7.60 C$2.90 C$3.30	19/08/06 20/05/26 20/11/05 21/05/30	Nil Nil Nil Nil	Nil	Nil	$56,468
John Mansanti(1)	22,153 16,176	C$4.06 C$2.71	22/07/17 28/02/12	Nil Nil	Nil	Nil	$23,000
Timothy Baker (1)	22,153 16,176	C$4.06 C$2.71	26/12/14 28/02/12	Nil Nil	Nil	Nil	$23,000
Mark Backens	20,000 15,000 80,000 31,500 20,000	C$7.60 C$2.90 C$2.50 C$9.60 C$3.30	20/05/26 20/11/05 20/11/05 21/05/20 21/05/30	Nil Nil Nil Nil Nil	Nil	Nil	$56,468

(1) John Mansanti and Timothy Baker joined the Alio Board as part of the Rye Patch transaction on May 25, 2018

Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards vested or earned during the year ended December 31, 2018. Option-based awards are granted at the closing price of the Alio Shares on the TSX on the date of grant. Options awarded prior to 2013 vest one quarter every three months commencing on the date of grant. Options awarded during and after 2013 vest one quarter every year commencing on the date of grant. All options have a five-year term. Options awarded during fiscal 2017 and 2018 vest over three years, vesting on the one-year anniversary of the award date, the two year anniversary of the award date and the three year anniversary of the award date.

Name	Option-based awards– Value vested during the year	Share-based awards – Value vested during the year (C$)	Non-equity incentive plan compensation – Value earned during the year
George Brack	Nil	$100,000	Nil
Bryan Coates	Nil	$100,000	Nil
Stephen Lang	Nil	$100,000	Nil
Paula Rogers	Nil	$100,000	Nil
Jose Alberto Vizquerra- Benavides	Nil	$100,000	Nil
John Mansanti	Nil	$18,400	Nil
Timothy Baker	Nil	$18,400	Nil
Mark Backens	Nil	$100,000	Nil

Executive Compensation

Compensation Discussion and Analysis

Introduction –Objectives and Philosophy

Objectives of the Executive Compensation Program

Alio’s executive compensation program has four principal objectives:

1.	attract, retain and motivate people of the highest quality;

2.	align the interests of the senior executives with the Company’s shareholders;

3.	establish incentives to develop and achieve individual and corporate performance objectives; and

4.	reflect the respective duties and responsibilities of the senior executives.

Named Executive Officers (NEOs)

In 2018, Alio’s NEOs were:

■	Greg McCunn – Chief Executive Officer

■	Colette Rustad – Executive Vice President (EVP) and Chief Financial Officer (CFO) (effective January 1, 2018 to August 17, 2018)

■	Jason Gregg – Executive Vice President (EVP), Human Resources

■	Markus Felderer – Vice President, Corporate Development

■	Paul Hosford – Vice President, Project Development (effective January 1 to August 31, 2018)

■	Miguel Bonilla – Country Manager, Mexico

■	Ian Harcus – Vice President, Finance and acting Chief Financial Officer (as of August 18, 2018)

Compensation Philosophy and Pay Positioning

The Company’s executive compensation program is based on a pay-for-performance philosophy. It is designed to encourage, compensate and reward executives on the basis of individual and corporate performance, both in the short and the long-term.

The program is intended to provide the Company with maximum flexibility in determining executive compensation. Emphasis is placed on balancing the overall needs and interests of the Company with the needs and interests of the executives. For example, in circumstances where the Company considered it prudent to conserve cash by paying salaries and awarding short-term incentive bonuses in lower amounts than would otherwise be the case, the Company followed this practice. The Company may increase long-term incentives through equity awards to ensure that the recruitment, retention and reward objectives of the compensation program are met.

As an executive officer’s level of responsibility increases, a greater percentage of total compensation will be at-risk and performance-based, and the mix of total compensation will shift towards short and long term incentives tied to performance, thereby aligning the interests of executive officers and shareholders.

Governance of the Executive Compensation Program

The Compensation Committee oversees the compensation of the NEOs. Based on its charter and mandate, as revised in March 2018, the Committee’s responsibilities include, but are not limited to:

■	Reviewing and approving the corporate goals and objectives of the Company with respect to the compensation of the CEO.

■	Evaluating the CEO’s performance in light of those goals and objectives, and making recommendations to the Alio Board with respect to the CEO’s compensation, based on this evaluation.

■	Reviewing the recommendations of the CEO with respect to the compensation of the CEO’s direct reports and other Company officers (including the NEOs) and making recommendations to the Alio Board for approval (with or without amendment).

■	Administering and interpreting the Company’s share compensation arrangements and its policies with respect to stock option awards and sales of covered shares.

■	Reviewing the Company’s executive compensation arrangements periodically (as well as broad-based pension and retirement arrangements) to evaluate whether they are achieving the objectives for which they were designed and administered.

The CEO participates in discussions with respect to NEO compensation, other than for himself, and makes recommendations to the Compensation Committee and the Alio Board. The CEO does not participate in discussions with respect to his own compensation.

Components of Alio’s Compensation Program

The main components of the Company’s compensation program are base salary, short-term incentive opportunity, and long-term incentive opportunity.

■

Base Salaries: Market-competitive fixed level of compensation, determined based on a number of factors in order to enable the Company to attract, motivate and retain high quality executives who are critical to the Company’s long-term success. Base salaries are also the determinant for other forms of compensation, to the extent that these are paid as a percentage of base salary. Salaries are intended to be internally equitable and externally competitive. They are reviewed annually by the Alio Board based on recommendations by the Compensation Committee.

■

Alio’s Short-Term Incentive Program: At-risk compensation designed to provide incentives for employees and executives linked to corporate and personal objectives, measured over a one-year period but aligned with the Company’s five-year strategic timeframe and with the interests of shareholders.

■	Alio provides long-term incentive (equity) based compensation via a mix of three vehicles:

o

Stock Options: At-risk equity-based pay. Stock options only become valuable to the extent that Alio’s share price appreciates subsequent to grant, thereby aligning executive interests with those of shareholders. Stock options are granted under Alio’s Stock Option Plan.

o	Performance Share Units: At-risk equity-linked pay that must be earned to vest. PSUs are granted under Alio’s 2017 Performance and Restricted Share Unit Plan (the “PRSU Plan”).

o	Restricted Share Units: Equity-linked pay that vests over time. RSUs are intended to improve alignment of total compensation with the creation of shareholder value while promoting a balanced risk/reward profile. RSUs are granted under Alio’s 2017 PRSU Plan.

Alio has no supplemental benefit programs and limited perquisites. The NEOs are eligible to participate in the same welfare benefit programs that are available to all employees. EVPs and the CEO receive an additional contribution to their Health Savings Accounts to cover the cost of an annual health exam.

Mix of Pay

2018 target compensation mix and at-risk pay for the CEO and other NEOs is shown in the charts below. More than 60% of CEO pay and 50% of other NEO pay, is at-risk and subject to performance if it is to be earned in full:

“At-risk” compensation includes the maximum bonus opportunity for each NEO plus the intended grant-date value of stock option and PSU awards based on the targeted pay mix. “Fixed compensation” includes base salaries and the intended grant-date value of RSU awards based on the targeted pay mix.

Short-Term Incentive Plan Details

Short-term incentive compensation is paid annually based on performance against a series of goals. Each NEO has a Maximum STIP opportunity expressed as a percentage of base salary and allocated between Corporate Objectives (as defined herein) and Personal Targets (as defined herein):

Position	2018 Maximum STIP Opportunity (% of Salary)	Corporate Objective Weighting	Personal Target Weighting
Mr. McCunn	100%	60%	40%
Mr. Gregg	50%	15%	35%
Mr. Felderer	30%	15%	15%
Mr. Bonilla	30%	15%	15%
Mr. Harcus	30%	15%	15%

Mr. Hosford and Ms. Rustad did not receive STIP for the 2018 performance year.

The 2018 corporate objectives (the “Corporate Objectives”) were divided into objectives related to the Ana Paula Project, and objectives related to the San Francisco mine operation:

Ana Paula Project

Key Performance Area	Weight	Description
Safety, Health & Environment	10%	Total Reportable Injury Frequency Rate target of 1.5 per 100,000 employee hours worked. No reportable environmental incidents.
Underground Decline	20%	1200 meters of underground decline completed at or below budget of USD $10 million.
Project Development	10%	Evaluate alternate project design that would incorporate an underground and open pit design.
Site Development	5%	Establish site infrastructure
Permitting and Land Acquisition	15%	Complete the acquisition of the necessary surface rights and obtain necessary Permits to complete exploration and begin construction
Exploration	25%	Complete drill programs
Corporate Social Responsibility	15%	Establish a professional CSR program and maintain the social license to operate
	100%

San Francisco Mine Operation

Key Performance Area	Weight	Description
Safety	33.3%	Target goal: LTIFR per 200,000 mh <.83
Production	33.3%	Target goal: More than 100 thousand gold ounces produced
Costs	33.3%	Target goal: All-in sustaining site costs below C$1000/ounce
	100%

Each of the NEOs listed above also had a series of key performance indicators as their personal targets (the “Personal Targets”) for 2018. Mr. McCunn’s Personal Targets included the following:

Key Performance Area	Weight	Summary Description
Safety, Health & Environment	10%	Develop a fully functioning HSEC committee of the Board and a Committee review of the HSEC programs at the mine sites
Corporate Development	30%	Grow the Company through an accretive transaction and strengthen our balance sheet
Share Performance	10%	Maximize Shareholder performance relative to our peer group
Financing	30%	Strengthen balance sheet with sufficient cash in order to build Ana Paula
Investor Relations	10%	Increase our strategic equity and institutional shareholders
Organizational Capability	10%	Recruit key individuals to support the development of a high performance organization
	100%

In general the other NEOs had Personal Targets that aligned with Mr. McCunn’s template, as well as with the Company’s near-term operational and financial objectives.

The CEO provides observations on and recommendations for NEO STIP payouts to the Compensation Committee, which recommends the final payout amounts to the Alio Board for final approval. The Committee evaluates the degree of performance attainment against the performance criteria listed above, but may use its business judgment to adjust final payout factors based on an additional evaluation of overall Company performance. Committee and Alio Board decisions with respect to 2018 STIP payouts are discussed under “2018 Compensation Actions” below.

Long-Term Incentive Plan

With input from the CEO, the Compensation Committee makes recommendations to the Alio Board on the grants of options and/or share units to directors, officers, and other eligible participants, consistent with the terms and conditions of the Alio Stock Option Plan and the PRSU Plan. These plans are meant to provide the Company with share-related mechanisms to attract, retain and motivate qualified executives and other eligible participants, to provide incentive to such individuals to contribute toward the long-term goals of the Company, and to encourage such individuals to acquire shares of the Company as long-term investments.

Individual grants approved by the Alio Board are determined by an assessment of an individual’s current and expected future performance, level of responsibility and the importance of the position to the Company. Previous grants of equity-based awards are taken into account when considering new grants.

Option Plan Details

The number of stock options which may be issued under the Alio Stock Option Plan in the aggregate and to certain individuals is limited under the terms of the Alio Stock Option Plan and cannot be increased without shareholder approval. Existing stock options have up to a five year term and are exercisable at the price determined by the Alio Board subject to applicable regulatory requirements at the time the options are granted.

Generally, directors, officers, employees, or consultants of the Company (or its subsidiaries if any) are eligible to receive stock options.

Amendments to the Alio Stock Option Plan may be made by the Alio Board in such manner as the Board, in its sole discretion, determines appropriate. Depending on the nature of an amendment to the Alio Stock Option Plan, shareholder and regulatory approval of the amendment may be required. In addition, no amendment may be made to the Alio Stock Option Plan without the consent of a participant if such amendment would adversely affect the rights of the participant under the Alio Stock Option Plan. See “Particulars of the Option Plan” for a description of the Alio Stock Option Plan.

PRSU Plan Details

The PRSU Plan is an Alio Board-approved cash-based plan; RSUs and PSUs are notional shares that have the same value as Alio Shares. Awards under the PRSU Plan may be settled with cash or with shares purchased on the market in fulfillment of an award obligation. Share unit awards must be settled by the end of the third year following the year in respect of which the share units were awarded. Employees and officers of Alio and/or its subsidiaries or other affiliates are eligible to receive awards under the PRSU Plan.

Amendments to the PRSU Plan may be made by the Alio Board in such manner as the Alio Board, in its sole discretion, determines appropriate. No amendment may be made to the PRSU Plan without the consent of a participant if such amendment would adversely affect the rights of the participant under the Plan. See “Particulars of the PRSU Plan” for a description of the PRSU Plan.

2018 Long-Term Incentive Plan Design

In 2017 the Compensation Committee and Alio Board approved a new long-term incentive program design for NEOs and other senior executives. The Alio Board approved the PRSU Plan and began granting long-term incentive compensation through time-vested stock options (50% weight), time-vested RSUs (25% weight), and performance-vested PSUs (25% weight).

In 2018 total NEO long-term grant values are generally to be based on percentages of base salary, as follows:

Executive	Long-Term Incentive Opportunity (% of Salary)
Mr. McCunn	200%
Ms. Rustad	150%
Mr. Gregg	150%
Mr. Felderer	130%
Mr. Hosford	130%
Mr. Bonilla	130%
Mr. Harcus	130%

Details of actual long-term awards made are discussed under “2018 Compensation Actions” below.

Performance Share Unit Design
Under the initial performance share unit award design, PSUs will be earned at the end of a three-year performance period based on the Company’s TSR performance relative to the TSRs for a performance peer group of other gold-mining companies. The group used in 2018 included the following companies:

Alacer Gold	Alamos Gold	Argonaut Gold	Asanko Gold
Dundee Precious Metals	Fortuna Silver	Gold Resource Corp	Guyana Goldfields
IAMGOLD Corp	Equinox Gold	Mandalay Resources	McEwen Mining
Perseus Mining	Premier Gold Mines	Leagold Mining	Roxgold
SEMAFO	SSR Mining	Teranga Gold	Torex Gold Resources

The Compensation Committee elected to use relative TSR as the PSU performance measure because the value of actual compensation realized by executives will not be determined solely by changes in the share price driven by underlying changes in the price of gold. Instead, Alio’s out or under performance relative to other gold companies will determine how many share units actually vest. Strong relative performance may offset share price declines linked to commodity prices, and vice-versa.

PSUs will vest at the end of the three-year performance period, based on Alio’s percentile ranking compared to peers, as follows:

3-Year Relative TSR Performance Percentile Rank	# of PSUs Earned (% of Target Award)
85th Percentile or Greater	200%
50th Percentile	100%
30th Percentile	50%
Below 30th Percentile	0%

Payouts will be interpolated for any performance ranking that falls between the stated goals above.

Severance and Change in Control Protections

Each of the NEOs has an employment or change in control agreement with the Company. These agreements generally provide for a severance payment equal to 1 times the NEO’s base salary in the event of a termination of employment by the Company without just cause, or by the NEO for “Good Reason”. If the termination takes place during the 13-month period beginning one month prior to a change in control of the Company, then severance multiples increase to 2 times base salary (1 time for Mr. Harcus, Mr. Felderer, Mr. Hosford, and 2.5 times for Mr. Bonilla).

Further details of the Company’s severance and contractual employment relationships are discussed under “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

2018 NEO Compensation Actions

The Compensation Committee took the following actions with respect to NEO compensation for 2018:

Base Salaries

For 2018, NEO salary rates were as follows:

Executive	2018 Salary
Mr. McCunn	C$550,000
Ms. Rustad	C$350,000
Mr. Gregg	C$250,000
Mr. Felderer	C$235,000
Mr. Hosford	C$320,000
Mr. Bonilla	C$240,000
Mr. Harcus	C$185,000

The Compensation Committee reviewed senior executive base salaries in February 2018. Mr. Harcus received an increase to C$153,750 annually, effective March 1, 2018 and a subsequent increase to C$185,000 effective August 20, 2018 when he was promoted to Vice President Finance. The salary rates for Mr. McCunn, Ms. Rustad, Mr. Gregg, Mr. Bonilla, Mr. Felderer and Mr. Hosford, remained unchanged in 2018.

2018 Short-Term Incentive Plan Payouts

In early 2019, the Compensation Committee considered the NEOs’ performance against the Corporate Objectives and Personal Targets set forth in the STIP for 2018, and recommended the STIP payouts to the Alio Board, which approved the payouts, as follows:

Executive	Corporate Objective Weighting (% of Salary) (A)	Corporate Objective Performance Factor (% of Maximum) (B)	Personal Target Weighting (% of Salary) (C)	Personal Target Performance Factor (% of Maximum) (D)	Total STIP Payout Factor (% of Salary) (A x B) + (C x D)	STIP Award (Pro-Rated for Hire Date)
Mr. McCunn	60%	30%	40%	70%	24%	C$130,000
Mr. Gregg	15%	29%	35%	70%	29%	C$71,932
Mr. Felderer	15%	29%	15%	70%	11%	C$26,156
Mr. Bonilla	15%	29%	15%	70%	15%	C$55,475
Mr. Harcus	15%	29%	15%	70%	15%	C$27,330

The payout for Mr. Felderer was pro-rated based on his hire date. Mr. McCunn’s STIP Award was adjusted lower by the Compensation Committee to reflect the challenging external operating and financial markets. Mr. McCunn’s originally calculated STIP amount was CAD $251,446. The Personal Performance Factor for all NEO’s was evaluated to be 70%. Mr. Hosford and Ms. Rustad did not receive a 2018 STIP Award. All percentages are rounded to the nearest percent in the table.

The dollar values of these payouts are included in the Summary Compensation Table that follows.

Long-Term Incentive Awards

The Compensation Committee made awards of equity-based compensation to the NEOs in 2018, as follows:

Executive	Regular Cycle Stock Options (Feb. 2018)	Regular Cycle PSUs (Feb. 2018)	Regular Cycle RSUs (Feb. 2018)
Greg McCunn	272,277	83,333	83,333
Colette Rustad	129,950	39,773	39,773
Jason Gregg	92,822	28,409	28,409
Paul Hosford	102,970	31,515	31,515
Miguel Bonilla	77,228	23,636	23,636
Ian Harcus	48,267	14,773	14,773
Markus Felderer	146,312	33,794	33,794

Mr. Felderer’s LTIP grant occurred in May 2018 subsequent to his hire date and after the regular blackout period. The stock options will vest in three equal tranches, with the first vesting date falling on the one-year anniversary of the grant date and will expire after five years. The PSUs will be earned and vest based on the design described earlier, following the three-year performance period ending on December 31, 2020. The RSUs will vest in full on the third anniversary of the grant date.

The dollar values of these grants are summarized in the Summary Compensation Table that follows.

Executive Compensation Tables

Summary Compensation Table

The following table discloses a summary of compensation paid to the Company’s NEOs for the three most recently completed financial years.

Name and principal position	Year	Salary (C$)	Share- based awards (C$)(1)	Option- based awards (C$)(2)	Non-equity incentive plan compensation		Pension value	All other compen- sation (C$)	Total compen- sation (C$)
					Annual incentive plans (C$) (3)	Long- term incentive plans
Greg McCunn Chief Executive Officer	2018 2017 2016	550,000 504,167 N/A	550,000 750,684 N/A	393,368 514,091 N/A	130,000 427,543 N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil N/A	1,623,368 2,196,485 N/A
Colette Rustad Chief Financial Officer(6)	2018 2017 2016	221,432 220,096 N/A	262,500 358,644 N/A	187,743 258,318 N/A	N/A 92,932 N/A	N/A N/A N/A	N/A N/A N/A	350,000 Nil N/A	1,021,675 929,990 N/A
Jason Gregg Executive Vice President, Human Resources	2018 2017 2016	250,000 208,333 N/A	187,500 256,278 N/A	134,103 168,607 N/A	71,932 97,982 N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil N/A	643,535 731,200 N/A
Paul Hosford Vice President, Project Development (6)	2018 2017 2016	213,333 160,000 N/A	208,000 283,866 N/A	148,764 192,106 N/A	N/A 45,975 N/A	N/A N/A N/A	N/A N/A N/A	102,222 Nil N/A	672,319 681,947 N/A

Name and principal position	Year	Salary (C$)	Share- based awards (C$)(1)	Option- based awards (C$)(2)	Non-equity incentive plan compensation		Pension value	All other compen- sation (C$)	Total compen- sation (C$)
					Annual incentive plans (C$) (3)	Long- term incentive plans
Miguel Bonilla Country Manager Mexico(4)	2018 2017 2016	240,000 237,000 264,137	156,000 213,444 N/A	111,574 151,335 60,593	55,475 84,591 56,441	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	563,049 686,370 381,171
Ian Harcus Vice President, Finance (5)	2018 2017 2016	164,627 141,250 111,667	97,500 133,584 N/A	69,733 94,699 18,474	27,330 40,124 75,000	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	359,190 409,657 205,141
Markus Felderer Vice President, Corporate Development	2018 2017 2016	176,250 N/A N/A	152,749 N/A N/A	146,171 N/A N/A	26,156 N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil N/A N/A	501,326 N/A N/A

(1)	Share-based awards are determined based on the grant date fair value of restricted share units and performance share units.
(2)

During the year ended December 31, 2018, the grant date fair value of stock options granted to officers and directors was measured using the Black-Scholes option pricing model, incorporating the following assumptions: (a) risk-free interest rate 2.0%; (b) option life 5.0 years; (c) annual volatility 51.3%; and (d) dividend rate 0%.

(3)	Includes bonus amounts paid to the NEOs subsequent to the year ended December 31, 2018 in connection with performance during the year ended December 31, 2018.
(4)	In 2018, the compensation of Mr. Bonilla was paid in C$ and Mexican Peso. Mexican Peso denominated payments have been translated to C$ using the Bank of Canada average rate for fiscal 2018.
(5)	Mr. Harcus performed the duties of Chief Financial Officer since August 18, 2018.
(6)	During fiscal 2018, Colette Rustad and Paul Hosford departed from the Company. Options and share- based awards were forfeited. All other compensation refers to severance payments made during the year.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all share-based and option-based awards outstanding for each NEO at December 31, 2018.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the- money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (C$)(1)	Market or payout value of vested share- based awards not paid out or distributed (C$)
Greg McCunn Chief Executive Officer (2)	120,000 55,200 272,277	4.40 5.32 3.30	22/01/16 22/09/13 23/02/26	Nil Nil Nil	270,066	$155,288	Nil
Colette Rustad Chief Financial Officer	Nil	Nil	Nil	Nil	33,841	$15,032	Nil
Jason Gregg Executive Vice President, Human Resources (2)	60,000 92,822	4.70 3.30	22/03/13 23/02/26	Nil Nil	92,118	$52,968	Nil
Paul Hosford Vice President, Project Development	Nil	Nil	Nil	Nil	29,091	$12,911	Nil
Miguel Bonilla Country Manager Mexico	15,000 20,000 15,000 49,700 77,228	10.30 7.50 3.30 5.32 3.30	19/12/31 20/05/07 21/05/30 22/09/13 23/02/26	Nil Nil Nil Nil Nil	76,672	$44,086	Nil
Ian Harcus Vice President, Finance	7,500 10,000 31,100 48,267	2.90 3.30 5.32 3.30	20/11/05 21/05/30 22/09/13 23/02/26	Nil Nil Nil Nil	47,946	$27,569	Nil
Markus Felderer Vice President, Corporate Development	146,312	2.26	23/05/24	Nil	67,588	$38,863	Nil

(1)	Value determined using the December 31, 2018 Alio Share price of C$1.15.
(2)	Subsequent to December 31, 2018, Greg McCunn and Jason Gregg departed from the Company and forfeited all options and share-based awards.

Value Vested or Earned During the Year

Name	Option-based awards – Value vested during the year	Share-based awards – Value vested during the year	Non-equity incentive plan compensation – Value earned during the year
Greg McCunn Chief Executive Officer	Nil	Nil	C$130,000
Colette Rustad Chief Financial Officer	Nil	Nil	Nil
Jason Gregg Executive Vice President, Human Resources	Nil	Nil	C$71,932
Paul Hosford Vice President, Project Development	Nil	Nil	Nil
Miguel Bonilla Country Manager Mexico	Nil	Nil	C$55,475
Ian Harcus Vice President, Finance	Nil	Nil	C$27,330
Markus Felderer Vice President, Corporate Development	Nil	Nil	C$26,156

Pension Plan Benefits

The Company does not provide a pension plan for directors or executives.

Termination and Change in Control Benefits

Mark Backens – Chief Executive Officer

The Company entered into an employment agreement with Mark Backens dated March 4, 2019, pursuant to which Mr. Backens agreed to act as CEO of the Company and to perform such duties as are regularly and customarily performed by the CEO of a public company, including, without limitation, the role of the CEO pursuant to the position description adopted by the Alio Board.

Pursuant to the terms of the agreement, Mr. Backens is paid a salary of C$45,833 per month for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and equity grants at the discretion of the Alio Board, and participation in the Company’s employee health and insurance benefit plans provided by the Company to its senior officers, as applicable. The Company is required to reimburse Mr. Backens for reasonable expenses incurred by Mr. Backens for travel and other expenses actually and properly incurred by Mr. Backens in connection with providing the services under the agreement.

The term of Mr. Backens’ engagement commenced on March 4, 2019 and is indefinite. The Company may terminate the employment agreement immediately for just cause. The Company may also terminate the employment agreement at any time for other than just cause and will pay Mr. Backens severance equal to 12 months salary plus benefit continuation for 12 months for termination for other than just cause. Mr. Backens may terminate the employment agreement for “Good Reason” as that term is defined in the employment agreement.  If the Company fails to cure the event constituting Good Reason within 60 days of notification by Mr. Backens, the Company will pay Mr. Backens severance equal to 12 months salary plus benefit continuation for 12 months.

If a Change of Control Event occurs and Mr. Backens’ employment is terminated for other than just cause during the 13 month period beginning one month before the date the Change of Control Event occurs and ending one year later on the first anniversary of the Change of Control Event (the “Change of Control Period”) or Mr. Backens terminates his employment for Good Reason during the Change of Control Period, the Company will pay Mr. Backens severance equal to 24 months salary and an amount equal to two times the Short Term Compensation of 100% of salary plus benefit continuation for 24 months.

“Change of Control Event” has the meaning set forth in the employment agreement, and includes: i) a merger, amalgamation, arrangement or consolidation or any other corporate reorganization or other business combination if more than 50% of the combined voting power of the continuing or surviving entity’s securities are owned by persons who were not shareholders prior to such business combination; ii) the exercise of voting power of all or any shares of the Company so as to result in the election of a majority of directors of the Company who were not incumbent directors; iii) a tender offer, takeover bid or other offer which results in the ownership by the offeror(s) of more than 50% of the shares of the Company; or iv) the sale, transfer or disposition by the Company of all or substantially all of its assets.

Assuming a Change of Control Event had occurred on subsequent to December 31, 2018, estimated payments under this agreement would be C$2,200,000. The applicable change of control provisions for Mr. Backens are  “double-trigger” because they require a Change of Control Event and the termination or resignation for Good Reason of Mr. Backens.

Miguel Bonilla – Country Manager, Mexico

The Company entered into an updated employment agreement with Miguel Bonilla (“Mr. Bonilla”) dated January 1, 2014.

Pursuant to the terms of the agreement, Mr. Bonilla is paid a salary of C$240,000 annually for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and equity or other long-term incentive grants at the discretion of the Alio Board and participation in the Company’s employee health and insurance benefit plans provided by the Company to its senior officers, as applicable. The Company is required to reimburse Mr. Bonilla for reasonable expenses incurred by Mr. Bonilla for travel and other expenses actually and properly incurred by Mr. Bonilla in connection with providing the services under the agreement.

The term of Mr. Bonilla’s engagement is indefinite. If Mr. Bonilla’s engagement is terminated by the Company without cause or by Mr. Bonilla for “good reason” as that term is defined in the agreement, he is entitled to receive two times his base salary plus an amount equal to 50% of his annual base salary.

If Mr. Bonilla’s engagement is terminated by the Company without cause or for good reason by Mr. Bonilla, during the 13 month period beginning one month prior to the date a Change of Control Event occurs, he is entitled to receive a termination payment equal to two times his base salary plus an amount equal to 50% of his base salary.

“Change of Control Event” includes: (i) an acquisition, directly or indirectly, of voting shares of the Company by any person or group of persons acting in concert (other than an approved holder) such that such person or group of persons are able for the first time to affect materially the control of the company, (ii) a merger, amalgamation, or consolidation of the Company with or into another entity resulting in 50% of the combined voting power of the continuing entity’s securities being owned by persons who were not shareholders of the Company immediately prior to such merger, amalgamation, arrangement or consolidation, (iii) the exercise of the voting power of all or any shares of the Company so as to cause or result in the election of a majority of directors of the Company who were not directors of the Company prior to such election, (iv) a tender offer, an exchange offer, a take-over bid or any other offer or bid by an entity, person or group (other than the Company, a subsidiary or an approved holder) which results in the ownership by such entity person or group acting in concert of more than 50% of the issued and outstanding voting shares of the Company, or (v) the sale, transfer or disposition by the Company of all or substantially all of the assets of the Company.

Assuming a Change of Control Event had occurred on December 31, 2018, estimated payments under this agreement would be C$600,000.

Markus Felderer –Vice President, Corporate Development

The Company entered into an employment agreement with Markus Felderer dated April 1, 2018 (and a subsequent amended agreement dated September 25, 2018), pursuant to which Mr. Felderer agreed to act as Vice President, Corporate Development.

Pursuant to the terms of the agreement, Mr. Felderer is paid a salary of C$235,000 annually (amended May 8, 2019 salary of C$250,000) for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and equity or other long-term incentive grants at the discretion of the Alio Board, and participation in the Company’s employee health and insurance benefit plans provided by the Company to its senior officers, as applicable. The Company is required to reimburse Mr. Felderer for reasonable expenses incurred by Mr. Felderer for travel and other expenses actually and properly incurred by Mr. Felderer in connection with providing the services under the agreement.

The term of Mr. Felderer’s engagement commenced on April 1, 2018 and is indefinite. The Company may terminate the employment agreement immediately for just cause. The Company may also terminate the employment agreement at any time for other than just cause and will pay Mr. Felderer severance equal to 12 months salary for termination plus benefit continuation for 12 months for other than just cause. Mr. Felderer may terminate the employment agreement for “Good Reason” as that term is defined in the employment agreement. If the Company fails to cure the event constituting Good Reason within 60 days of notification by Mr. Felderer, the Company will pay Mr. Felderer severance equal to 12 months salary plus benefit continuation for 12 months.

If a Change of Control Event occurs and Mr. Felderer’s employment is terminated for other than just cause during the Change of Control Period or Mr. Felderer terminates his employment for Good Reason during the Change of Control Period, the Company will pay Mr. Felderer severance equal to 12 months salary (amended May 8, 2019 to 18 months) and an amount equal to one times (amended May 8, 2019 to one and one half (1.5) times) the Short Term Compensation of 30% of salary plus benefit continuation for 12 months.

“Change of Control Event” has the meaning set forth in the employment agreement, and includes: i) a merger, amalgamation, arrangement or consolidation or any other corporate reorganization or other business combination if more than 50% of the combined voting power of the continuing or surviving entity’s securities are owned by persons who were not shareholders prior to such business combination; ii) the exercise of voting power of all or any shares of the Company so as to result in the election of a majority of directors of the Company who were not incumbent directors; iii) a tender offer, takeover bid or other offer which results in the ownership by the offeror(s) of more than 50% of the shares of the Company; or iv) the sale, transfer or disposition by the Company of all or substantially all of its assets.

Assuming a Change of Control Event had occurred on December 31, 2018, estimated payments under this agreement would be C$305,500 (amended May 8, 2019 would be C$487,500). The applicable change of control provisions for Mr. Felderer are “double-trigger” because they require a Change of Control Event and the termination or resignation for Good Reason of Mr. Felderer.

Ian Harcus –Vice President, Finance

The Company entered into an employment agreement with Ian Harcus (“Mr. Harcus”) dated May 4, 2015 (and a subsequent amended agreement dated August 31, 2018).

Pursuant to the terms of the agreement, Mr. Harcus is paid a salary of C$185,000 annually (amended May 8, 2019 salary of C$225,000) for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and equity or other long-term incentive grants at the discretion of the Alio Board, and participation in the Company’s employee health and insurance benefit plans provided by the Company to its senior officers, as applicable. The Company is required to reimburse Mr. Harcus for reasonable expenses incurred by Mr. Harcus for travel and other expenses actually and properly incurred by Mr. Harcus in connection with providing the services under the agreement.

The term of Mr. Harcus’s engagement commenced on May 4, 2015 and is indefinite. The Company may terminate the employment agreement immediately for just cause. The Company may also terminate the employment agreement at any time for other than just cause and will pay Mr. Harcus severance equal to 12 months salary for termination plus benefit continuation for 12 months for other than just cause. Mr. Harcus may terminate the employment agreement for “Good Reason” as that term is defined in the employment agreement. If the Company fails to cure the event constituting Good Reason within 60 days of notification by Mr. Harcus, the Company will pay Mr. Harcus severance equal to 12 months salary plus benefit continuation for 12 months.

If a Change of Control Event occurs and Mr. Harcus’s employment is terminated for other than just cause during the Change of Control Period or Mr. Harcus terminates his employment for Good Reason during the Change of Control Period, the Company will pay Mr. Harcus severance equal to 12 months salary (amended May 8, 2019 to 18 months) and an amount equal to one times (amended May 8, 2019 to one and one half (1.5) times) the Short Term Compensation of 30% of salary plus benefit continuation for 12 months.

“Change of Control Event” has the meaning set forth in the employment agreement, and includes: i) a merger, amalgamation, arrangement or consolidation or any other corporate reorganization or other business combination if more than 50% of the combined voting power of the continuing or surviving entity’s securities are owned by persons who were not shareholders prior to such business combination; ii) the exercise of voting power of all or any shares of the Company so as to result in the election of a majority of directors of the Company who were not incumbent directors; iii) a tender offer, takeover bid or other offer which results in the ownership by the offeror(s) of more than 50% of the shares of the Company; or iv) the sale, transfer or disposition by the Company of all or substantially all of its assets.

Assuming a Change of Control Event had occurred on December 31, 2018, estimated payments under this agreement would be C$240,500 (amended May 8, 2019 would be C$438,750). The applicable change of control provisions for Mr. Harcus are “double-trigger” because they require a Change of Control Event and the termination or resignation for Good Reason of Mr. Harcus.

Greg McCunn –Chief Executive Officer

Subsequent to December 31, 2018, Greg McCunn departed from the Company. No severance or Change of Control payments were made or are required in future periods. No payments related to RSUs or PSUs were paid, and all units were forfeited.

Jason Gregg –EVP, Human Resources

Subsequent to December 31, 2018, Jason Gregg departed from the Company. A severance of C$308,892 was paid, which included payments related to RSUs and PSUs of C$19,141, all remaining units were forfeited. No further severance or Change of Control payments are required in future periods.

Colette Rustad –EVP and Chief Financial Officer

During fiscal 2018, Colette Rustad departed from the Company. A severance of C$350,000 was paid. No payments related to RSUs or PSUS were paid. No further severance or Change of Control payments are required in future periods.

Paul Hosford –Vice President, Project Development

During fiscal 2018, Paul Hosford departed from the Company. A severance of C$102,222 and C$204,445 was paid during fiscal 2018 and fiscal 2019, respectively. No payments related to RSUs or PSUs were paid. No further severance or Change of Control payments are required in future periods.

Securities Authorized for Issuance Under Equity Compensation Plans

The only shareholder-approved equity compensation plan the Company has in place is the Alio Stock Option Plan, which was previously approved by the shareholders on May 24, 2016. The following table sets forth details of options outstanding under the Alio Stock Option Plan as at December 31, 2018:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	3,023,502	C$6.14	5,447,212
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	3,023,502	C$6.14	5,447,212

(1) The Alio Stock Option Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments). As the number of issued and outstanding Common Shares of the Company increases, the number of shares available under the Alio Stock Option Plan automatically increases proportionately. If a stock option is exercised, expires or otherwise terminates for any reason, the number of common shares reserved for issuance under that exercised, expired or terminated stock option shall again be available for the purposes of the Alio Stock Option Plan. As of December 31, 2018, there were 84,707,143 common shares issued and outstanding.

As at the date of this Circular, a total of 2,321,870 common shares are issuable upon exercise of the outstanding 2,321,870 options under the Alio Stock Option Plan (including options assumed by the Company in connection with the plan of arrangement with Newstrike Capital Inc. and Rye Patch Gold Corp.), representing 2.7% of the issued and outstanding share capital of the Company. As at the date of this Circular, a total of 6,148,844 Options are available for grant under the Alio Stock Option Plan representing 7.3% of the issued and outstanding securities of the Company.

Particulars of the Option Plan

The following is a summary of the principal terms of the Alio Stock Option Plan:

The purpose of the Alio Stock Option Plan is to provide incentives to attract, retain and motivate the Company’s directors, officers, employees, and other eligible persons whose contributions are important to the future success of the Company. Under the Alio Stock Option Plan, options may be granted to: (i) full-time employees or part- time employees of the Company or any of its subsidiaries working not less than 20 hours per week; (ii) consultants of the Company or any of its subsidiaries; (iii) an individual employed by an entity providing management services to the Company or (iv) a director of the Company or any of its subsidiaries. In the event that the amendments to the Alio Stock Option Plan are approved by shareholders, individuals employed by an entity providing management services to the Company will not be eligible to receive options under the Amended Option Plan.

The total number of Common Shares which may be reserved and available for issuance under the Alio Stock Option Plan, together with any securities of the Company under any other security-based compensation arrangements, may not exceed 10% of the issued and outstanding Common Shares of the Company from time to time. Based on the 84,707,143 Common Shares issued and outstanding as at December 31, 2018, the Company may reserve up to 8,470,714 Common Shares for issuance pursuant to the Alio Stock Option Plan. As at December 31, 2018, the Company had outstanding options to purchase 3,023,502 Common Shares representing approximately 3.6% of the Company’s issued and outstanding Common Shares. As at December 31, 2018, 5,447,212 Common Shares, or approximately 6.4% of the Company’s issued and outstanding shares were available to be reserved for issuance pursuant to the Alio Stock Option Plan.

As at May 27, 2019, the Company had outstanding options to purchase 2,321,870 Common Shares (representing approximately 2.7% of our issued and outstanding Common Shares as at May 27, 2019). As at May 27, 2019, 8,470,714 Common Shares, or approximately 10% of the Company’s issued and outstanding Common Shares as at May 27, 2019, were available to be reserved for issuance pursuant to the Alio Stock Option Plan.

The exercise price of options granted pursuant to the Alio Stock Option Plan is determined by the Compensation Committee at the time of grant and may not be less than the Market Price (defined in the Alio Stock Option Plan to be the closing price of the Common Shares on the TSX for the last market trading day prior to the date of grant of the option) of the Common Shares, provided, however, that in the case of an incentive stock option granted to a U.S. participant who directly or indirectly controls over 10% of the voting rights attached to the Company’s Common Shares, the exercise price shall be no less than 110% of the Market Price on the date of grant.

If the amendments to the Alio Stock Option Plan are approved by shareholders, no option shall be granted to any director of the Company who is neither an employee or officer of the Company nor a service provider of the  Company (other than in the capacity of a director) (a “Non-Employee Director”) if such a grant would, at the time of the grant result in: (i) the aggregate number of Common Shares reserved for issuance to all Non-Employee Directors under the Alio Stock Option Plan exceeding 1% of the then issued and outstanding Common Shares of the Company; (ii) the aggregate value of options granted to the Non-Employee Director during the Company’s fiscal year exceeding $100,000; or (iii) the aggregate value of options and, in the case of security based compensation arrangements of the Company that do not provide for the granting of options (“Full Value Awards”), the grant date value of Common Shares granted to the Non-Employee Director during the Company’s fiscal year exceeding $150,000, provided that any Full Value Award elected to be received by a Non-Employee Director, in the Non- Employee Director’s discretion, in place of the same value of foregone cash compensation from the Company, shall not be counted toward the foregoing $150,000 limit and provided further that this shall not apply to one-time initial grants to new directors who would be a Non-Employee Director upon joining the Board as compensation for serving on the Board.

The number of Common Shares which may be issued under the Alio Stock Option Plan to any one person in any 12-month period may not exceed 5% of the Common Shares issued and outstanding on a non-diluted basis from time to time. In no case will the aggregate number of Common Shares that may be purchased pursuant to options granted to employees and consultants conducting investor relations activities (as defined in the Alio Stock Option  Plan) exceed 2% of the Company’s issued and outstanding Common Shares in any 12 month period. If the amendments to the Alio Stock Option Plan are approved by shareholders, there will be no restrictions on the number of Common Shares that can be issued to any one person in any 12-month period nor will there be any restrictions on the number of Common Shares that may be purchased by employees and consultants conducting investor relations activities.

The number of Common Shares issued to Insiders (as defined in the Alio Stock Option Plan) in any 12 month period and issuable at any time under the Alio Stock Option Plan, together with any securities of the Company under any other security-based compensation arrangements, must equal less than 10% of the issued and outstanding Common Shares. The Alio Stock Option Plan provides that, subject to certain exceptions, options granted to U.S. participants will be non-qualified stock options within the meaning of applicable U.S. legislation and will be entitled to preferential tax treatment. However, the Compensation Committee, in its discretion, at the time of the grant of options may designate an option as an incentive stock option.

Alio’s annual burn rate, as described in Section 613(d) of the TSX Company Manual, under Alio’s Stock Option Plan was 2.02% in fiscal 2017 and 1.88% 1 in fiscal 2018. The burn rate is calculated by dividing the number of options granted under the Alio Stock Option Plan during the relevant fiscal year by the weighted average number2 of securities outstanding for the applicable fiscal year.

Pursuant to the terms of the Alio Stock Option Plan, options may be granted for a term not exceeding five years. Options are non-assignable and non-transferable, otherwise than by will or by the operation of law as stated in the Alio Stock Option Plan. The Compensation Committee has complete discretion to establish or modify vesting provisions for each option granted, provided, however, that all options must vest in stages over a period of at least 18 months.

In the circumstance where the end of the term of an option falls within, or within ten business days after the end of, a “black out” or similar period imposed under any insider trading policy or similar policy of the Company (but not, for greater certainty, a restrictive period resulting from the Company or its Insiders being the subject of a cease trade order of a securities regulatory authority), then the end of the term of such option shall be the tenth business day after the end of such black out period, provided that such extension shall not apply to any U.S. participant under the Alio Stock Option Plan if it would cause adverse tax consequences under applicable U.S. legislation.

Under the terms of the Alio Stock Option Plan, upon termination of the participant, options are only exercisable to the extent that such options would have been vested. Where a participant is terminated for any reason other than death or disability, options may be exercised no later than 30 days after the termination date (but in any event no later than the expiry date), and in the case of termination by reason of death or disability, no later than 12 months following the date of death or disability (but in any event no later than the expiry date), by the legal representative(s) of the estate of the participant. The Company does not have a formal policy for providing financial assistance to participants to facilitate the purchase of securities under the Alio Stock Option Plan.

_______________________________________________

1 Adjusted burn rate for options granted under Alio’s Stock Option Plan divided by the weighted average shares prior to the Rye Patch Gold Corp. acquisition is 2.88% .
2 The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period; a reasonable approximation of the weighted average is adequate in many circumstances. The weighted average number of securities outstanding is to be calculated in accordance with the CPA Canada Handbook, as such may be amended or superseded from time to time.

The Alio Board may terminate or amend the Alio Stock Option Plan at any time without shareholder approval to:

(i)	make formal minor or technical modifications;
(ii)	to correct any defect, supply any omission, or reconcile any inconsistency;
(iii)	to change the vesting provisions of an option;
(iv)	to change the termination provisions of the option or the Alio Stock Option Plan which does not entail an extension beyond the original expiry date;
(v)	to add or modify a cashless exercise feature; and
(vi)	to add or change provisions relating to any form of financial assistance provided by the Company.

provided however, that no amendment may be made without the consent of an adversely affected participant, and shareholder approval must be obtained in accordance with the requirements of the Alio Stock Option Plan for any amendments to:

(i)

issue to any holder of options, within a 12-month period, such number of Common Shares exceeding 5% of the Company’s issued and outstanding Common Shares (In the event the amendments to the Alio Stock Option Plan are approved by shareholders, this section will not be included in the Amended Option Plan);

(ii)	increase the number of Common Shares issuable under options granted pursuant to the Alio Stock Option Plan;
(iii)	change the persons who qualify as eligible persons under the Alio Stock Option Plan;
(iv)	reduce the exercise price of an option;
(v)	cancel and re-issue an option;
(vi)	extend the term of an option to an Insider or extend the expiry date beyond the original expiry date;
(vii)	make options transferable or assignable other than by will or operation of law;
(viii)	change the level of Insider participation under the Alio Stock Option Plan;
(ix)	change the amendment provisions of the Alio Stock Option Plan.

In the event the amendments to the Alio Stock Option Plan are approved by the shareholders, in addition to the above, shareholder approval will be required for any amendment to the Amended Option Plan that does any of the following:

(i)	remove or exceed the Non-Employee Director limits; and
(ii)	add or change provisions relating to any form of financial assistance provided by the Company to participants that would facilitate the purchase of securities under the Amended Option Plan.

A cashless exercise is permitted under the Alio Stock Option Plan at the election of a participant in which case the Company will issue to the participant a number of Common Shares computed using the following formula:

Where:

X = The number of Common Shares to be issued to the participant
Y = The number of vested unissued option shares (at the date of exercise)
A = The Market Price of one Common Share (at the date of exercise)
B = The exercise price

A summary of the stock options awarded to NEOs for the year ended December 31, 2018 is set out above under “Summary Compensation Table”.

The Alio Stock Option Plan and the Amended Option Plan are intended to provide the Company with the ability to issue options to provide the employees, officers, directors and consultants of the Company and its affiliates with long-term equity based performance incentives, which are a key component of the Company’s compensation strategy. The Board has delegated responsibility for the Alio Stock Option Plan and the Amended Option Plan to the Compensation Committee. The Company believes it is important to align the interests of management and employees with shareholder interests and to link performance compensation to enhancement of shareholder value. This is accomplished through the use of options whose value over time is dependent on market value of the Common Shares.

Particulars of the Performance and Restricted Share Unit (PRSU) Plan

The following is a summary of the principal terms of the PRSU Plan:

The Company adopted the PRSU Plan on September 12, 2017 pursuant to which the Board may, from time to time, determine those eligible employees and officers of the Company who will receive grant of RSUs and/or PSUs (PSUs, together with RSUs, are collectively referred to as Share Units). Share Units are notional shares that have the same value as Alio Shares. No common shares are issuable pursuant to the PRSU Plan.

The purposes of the PRSU Plan are to: (i) ensure that interests of key persons are aligned with the success of the Corporation; (ii) provide compensation opportunities to attract, retain and motivate key employees of the Corporation and its subsidiaries; (iii) create an ownership mentality among key employees; and (iv) mitigate excessive risk taking by Corporation employees.

Subject to the Compensation Committee reporting to the Board on all matters relating to the PRSU Plan and obtaining approval of the Board for those matters required by the Committee’s mandate, the Plan is administered by the Compensation Committee which has the sole and absolute discretion to: (i) grant Share Units to eligible employees; (ii) interpret and administer the PRSU Plan; (iii) establish, amend and rescind any rules and regulations relating to the Plan; (iv) establish conditions to the vesting of Share Units; (v) set, waive and amend performance targets; (vi) determine the manner of settlement of vested Share Units; and (vii) make any other determinations that the Compensation Committee deems necessary or desirable for the administration of the Plan. The Compensation Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan, in the manner and to the extent the Compensation Committee deems, in its sole and absolute discretion, necessary or desirable.

Each Share Unit granted to a Participant under the PRSU Plan will be credited to the Participant’s share unit account. From time to time, a Participant’s share unit account will be credited with dividend share units in the form of additional Share Units, in respect of outstanding PSUs or RSUs, as applicable, on each dividend payment date in respect of which normal cash dividends are paid on common shares. Dividend Share Units are not paid out until the underlying vested RSU or PSU, as applicable, is paid out.

Each Share Unit will vest on the date or dates designated in the applicable grant agreement or such earlier date as is provided for in the PRSU Plan or is determined by the Compensation Committee, conditional on the satisfaction of any additional vesting conditions established by the Compensation Committee. The number of PSUs that vest on a vesting date will be the number of PSUs (and dividend PSUs) scheduled to vest on such vesting date multiplied by the applicable adjustment factor set out and defined in the relevant grant agreement. The adjustment factor will be determined based on the Company’s performance, as described in the applicable grant agreement.

Vested Share Units are redeemed on a date selected by the Company within a specified period of each award’s vesting date. The redemption date may not be later than December 31 of the third year following the year in respect of which the Share Unit is awarded.

The Board may amend, suspend or terminate the PRSU Plan, or any portion thereof, at any time, in accordance with applicable legislation, and subject to any required regulatory or shareholder approval. No amendment, suspension or termination may materially adversely affect any Share Units, or any rights pursuant thereto, granted previously to any participant without the consent of that participant.

The Board may amend or modify any outstanding Share Unit in any manner to the extent that the Board would have had the authority to initially grant the award as so modified or amended, provided that, where such amendment or modification is adverse to the holder, the consent of the holder is required to effect such amendment or modification.

QUESTIONS MAY BE DIRECTED TO OUR PROXY
SOLICITATION AGENT

North American Toll Free: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

SCHEDULE “B”
AUDIT COMMITTEE MANDATE

1.	Introduction

The Audit Committee (the “Committee” or the “Audit Committee”) of Alio Gold, Inc. (the “Company”) is a committee of the Board of Directors (the “Board”) of the Company. The Committee shall oversee the accounting and financial reporting practices of the Company and the audits of the Company’s financial statements and exercise the responsibilities and duties set out in this Mandate.

2.	Membership

Number of Members

The Committee shall be composed of three or more members of the Board.

Independence of Members

Each member of the Committee must be independent, subject to any exemptions or relief that may be granted from such requirement. “Independent” shall have the meaning, as the context requires, given to it in National Instrument 52-110 Audit Committees, as may be amended from time to time.

Chair

At the time of the annual appointment of the members of the Audit Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall be a member of the Audit Committee, preside over all Audit Committee meetings, coordinate the Audit Committee’s compliance with this Mandate, work with management to develop the Audit Committee’s annual work-plan and provide reports of the Audit Committee to the Board.

Financial Literacy of Members

At the time of his or her appointment to the Committee, each member of the Committee shall have, or shall acquire within a reasonable time following appointment to the Committee, the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the  Company’s financial statements.

Term of Members

The members of the Committee shall be appointed annually by the Board. Each member of the Committee shall serve at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

3.	Meetings

Number of Meetings

The Committee may meet as many times per year as necessary to carry out its responsibilities.

Quorum

No business may be transacted by the Committee at a meeting unless a quorum of the Committee is present. A majority of members of the Committee shall constitute a quorum.

Calling of Meetings

The Chair, any member of the Audit Committee, the external auditors, the Chairman of the Board, or the Chief Executive Officer or the Chief Financial Officer may call a meeting of the Audit Committee by notifying the  Company’s Corporate Secretary who will notify the members of the Audit Committee. The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a chair from their number for a meeting.

Minutes; Reporting to the Board

The Committee shall maintain minutes or other records of meetings and activities of the Committee in sufficient detail to convey the substance of all discussions held. Upon approval of the minutes by the Committee, the minutes shall be circulated to the members of the Board. However, the Chair may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board.

Attendance of Non-Members

The external auditors are entitled to attend and be heard at each Audit Committee meeting. In addition, the Committee may invite to a meeting any officers or employees of the Company, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities. At least once per year, the Committee shall meet with the internal auditor and management in separate sessions to discuss any matters that the Committee or such individuals consider appropriate.

Meetings without Management

The Committee shall hold unscheduled or regularly scheduled meetings, or portions of meetings, at which management is not present.

Procedure

The procedures for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those applicable to meetings of the Board.

Access to Management

The Committee shall have unrestricted access to the Company’s management and employees and the books and records of the Company.

4.	Duties and Responsibilities

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board and that the Board is authorized to delegate by applicable laws and regulations. In addition to these functions and responsibilities, the Committee shall perform the duties required of an audit committee by any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time (collectively, the “Applicable Requirements”).

Financial Reports

(a)	General

The Audit Committee is responsible for overseeing the Company’s financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Company. The auditors are responsible for auditing the Company’s annual consolidated financial statements and for reviewing the Company’s unaudited interim financial statements.

(b)	Review of Annual Financial Reports

The Audit Committee shall review the annual consolidated audited financial statements of the Company, the auditors’ report thereon and the related management’s discussion and analysis of the Company’s financial condition and results of operation (“MD&A”). After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

(c)	Review of Interim Financial Reports

The Audit Committee shall review the interim consolidated financial statements of the Company, the auditors’ review report thereon and the related MD&A. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the interim financial statements and the related MD&A.

(d)	Review Considerations

In conducting its review of the annual financial statements or the interim financial statements, the Audit Committee shall:

(i)	meet with management and the auditors to discuss the financial statements and MD&A;
(ii)	review the disclosures in the financial statements;
(iii)	review the audit report or review the report prepared by the auditors;
(iv)	discuss with management, the auditors and internal legal counsel (if any), as requested, any litigation claim or other contingency that could have a material effect on the financial statements;
(v)	review the accounting policies followed and critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;
(vi)

review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management, including requirements relating to complex or unusual transactions, significant changes to accounting principles and alternative treatments under International Financial Reporting Standards (IFRS);

(vii)	review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;
(viii)	review management’s report on the effectiveness of internal controls over financial reporting;
(ix)	review the factors identified by management as factors that may affect future financial results;

(x)	review results of the Company’s audit committee whistleblower hotline program; and
(xi)

review any other matters, related to the financial statements, that are brought forward by the auditors, management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or Applicable Requirements.

(e)	Approval of Other Financial Disclosures

The Audit Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of the Company, press releases disclosure, or based upon, financial results of the Company and any other material financial disclosure, including financial guidance provided to analysts, rating agencies or otherwise publicly disseminated.

Auditors

(a)	General

The Audit Committee shall be responsible for oversight of the work of the auditors, including the auditors’ work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work.

(b)	Nomination and Compensation

The Audit Committee shall review and, if advisable, select and recommend for Board approval the external auditors to be nominated and the compensation of such external auditor. The Audit Committee shall have ultimate authority to approve all audit engagement terms and fees, including the auditors’ audit plan.

(c)	Resolution of Disagreements

The Audit Committee shall resolve any disagreements between management and the auditors as to financial reporting matters brought to its attention.

(d)	Discussions with Auditors

At least annually, the Audit Committee shall discuss with the auditors such matters as are required by applicable auditing standards to be discussed by the auditors with the Audit Committee.

(e)	Audit Plan

At least annually, the Audit Committee shall review a summary of the auditors’ annual audit plan. The Audit

Committee shall consider and review with the auditors any material changes to the scope of the plan.

(f)	Quarterly Review Report

The Audit Committee shall review a report prepared by the auditors in respect of each of the interim financial statements of the Company.

(g)	Independence of Auditors

At least annually, and before the auditors issue their report on the annual financial statements, the Audit Committee shall obtain from the auditors a formal written statement describing all relationships between the auditors and the Company; discuss with the auditors any disclosed relationships or services that may affect the objectivity and independence of the auditors; and obtain written confirmation from the auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which the auditors belong and other Applicable Requirements. The Audit Committee shall take appropriate action to oversee the independence of the auditors.

(h)	Evaluation and Rotation of Lead Partner

At least annually, the Audit Committee shall review the qualifications and performance of the lead partner(s) of the auditors and consider the rotation of lead partner as a result of policy of the audit firm, or at the request of the Company.

(i)	Requirement for Pre-Approval of Non-Audit Services

The Audit Committee shall approve in advance any retainer of the auditors to perform any non-audit service to the Company that it deems advisable in accordance with Applicable Requirements and Board approved policies and procedures. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

(j)	Approval of Hiring Policies

The Audit Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(k)	Communication with Internal Auditor

The internal auditor shall report regularly to the Committee. The Committee shall review with the internal auditor any problem or difficulty the internal auditor may have encountered including, without limitation, any restrictions on the scope of activities or access to required information, and any significant reports to management prepared by the internal auditing department and management’s responses thereto.

The Committee shall periodically review and approve the mandate, plan, budget and staffing of the internal audit department. The Committee shall direct management to make changes it deems advisable in respect of the internal audit function.

The Committee shall review the appointment, performance and replacement of the senior internal auditing executive and the activities, organization structure and qualifications of the persons responsible for the internal audit function.

(l)	Financial Executives

The Committee shall review and discuss with management the appointment of key financial executives and recommend qualified candidates to the Board, as appropriate.

Internal Controls

(a)	General

The Audit Committee shall review the Company’s system of internal controls.

(b)	Establishment, Review and Approval

The Audit Committee shall require management to implement and maintain appropriate systems of internal controls in accordance with Applicable Requirements, including internal controls over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Audit Committee shall consider and review with management and the auditors:

(i)

the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions;

(ii)	any significant changes in internal controls over financial reporting that are disclosed, or considered for disclosure, including those in the Company’s periodic regulatory filings;
(iii)	any material issues raised by any inquiry or investigation by the Company’s regulators;
(iv)

the Company’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Company to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and

(v)

any related significant issues and recommendations of the auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

Compliance with Legal and Regulatory Requirements

The Audit Committee shall review reports from the Company’s Corporate Secretary and other management members on: legal or compliance matters that may have a material impact on the Company; the effectiveness of the Company’s compliance policies; and any material communications received from regulators. The Audit Committee shall review management’s evaluation of and representations relating to compliance with specific applicable law and guidance, and management’s plans to remediate any deficiencies identified.

Insurance Programs

The Audit Committee shall review reports from management of the Company with respect to corporate insurance programs and policies and approve or recommend to the Board for approval the adoption or amendment of any insurance policies.

Audit Committee Hotline Whistleblower Procedures

The Audit Committee shall establish for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. Any such complaints or concerns that are received shall be reviewed by the Audit Committee and, if the Audit Committee determines that the matter requires further investigation, it will direct the Chair of the Audit Committee to engage outside advisors, as necessary or appropriate, to investigate the matter and will work with management and the general counsel to reach a satisfactory conclusion.

Audit Committee Disclosure

The Audit Committee shall prepare, review and approve any audit committee disclosures required by Applicable Requirements in the Company’s disclosure documents.

Delegation

The Audit Committee may, to the extent permissible by Applicable Requirements, designate a sub-committee to review any matter within this mandate as the Audit Committee deems appropriate.

5.	Independent Advisors

The Audit Committee shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation for these advisers without consulting or obtaining the approval of the Board or any Company officer. The Company shall provide appropriate funding, as determined by the Audit Committee, for the services of these advisors.

6.	No Rights Created

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Audit Committee, functions. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Notice of Articles and Articles, it is not intended to establish any legally binding obligations.

7.	Mandate Review

The Committee shall review and update this Mandate annually and present it to the Board for approval.

Adopted:	March 1, 2018

SCHEDULE “C”
BOARD MANDATE

1.	Purpose

The members of the Board of Directors (the “Board”) have the duty to supervise the management of the business and affairs of Alio Gold, Inc. (the “Company”). The Board, directly and through its committees and the chair of the Board (the “Chair”), shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

2.	Duties and Responsibilities

The Board shall have the specific duties and responsibilities outlined below.

Strategic Planning

(a)	Strategic Plans

The Board will adopt a strategic plan for the Company. At least annually, the Board shall review and, if advisable, approve the Company’s strategic planning process and the Company’s annual strategic plan. In discharging this responsibility, the Board shall review the plan in light of management’s assessment of emerging trends, the competitive environment, the opportunities for the business of the Company, risk issues, and significant business practices and products.

(b)	Business and Capital Plans

At least annually, the Board shall review and, if advisable, approve the Company’s annual business and capital plans as well as policies and processes generated by management relating to the authorization of major investments and significant allocation of capital.

(c)	Monitoring

At least annually, the Board shall review management’s implementation of the Company’s strategic, business and capital plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

Risk Management

(d)	General

At least annually, the Board shall review reports provided by management of principal risks associated with the

Company’s business and operations, review the implementation by management of appropriate systems to manage these risks, and review reports by management relating to the operation of, and any material deficiencies in, these systems.

(e)	Verification of Controls

The Board shall verify that internal, financial, non-financial and business control and management information systems have been established by management.

C-1

Human Resource Management

(f)	General

At least annually, the Board shall review a report of the Compensation Committee concerning the Company’s approach to human resource management and executive compensation.

(g)	Succession Review

At least annually, the Board shall review the succession plans of the Company for the Chair, the Lead Director (if any), the Chief Executive Officer and other executive officers, including the appointment, training and monitoring of such persons.

(h)	Integrity of Senior Management

The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers of the Company and that the Chief Executive Officer and other senior officers strive to create a culture of integrity through honest and ethical conduct throughout the Company.

Corporate Governance

(i)	General

At least annually, the Board shall review a report of the Corporate Governance and Nominating Committee concerning the Company’s approach to corporate governance.

(j)	Director Independence

At least annually, the Board shall review a report of the Corporate Governance and Nominating Committee that evaluates the director independence standards established by the Board and the Board’s ability to act independently from management in fulfilling its duties.

(k)	Ethics Reporting

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) applicable to directors, officers and employees of the Company. At least annually, the Board shall review the report of the Corporate Governance and Nominating Committee relating to compliance with, or material deficiencies from, the Code and approve changes it considers appropriate. The Board shall review reports from the Corporate Governance and Nominating Committee concerning investigations and any resolutions of complaints received under the Code.

(l)	Board of Directors Mandate Review

At least annually, the Board shall review and assess the adequacy of its Mandate to ensure compliance with any rules of regulations promulgated by any regulatory body and approve any modifications to this Mandate as considered advisable.

Communications

(m)	General

The Board has adopted a Disclosure Policy for the Company. At least annually, the Board, in conjunction with the Chief Executive Officer, shall review the Company’s overall Disclosure Policy, including measures for receiving feedback from the Company’s stakeholders, and management’s compliance with such policy. The Board shall, if advisable, approve material changes to the Company’s Disclosure Policy.

(n)	Stakeholders

The Company endeavors to keep its internal and external stakeholder groups informed of its progress through an annual report, annual information form, quarterly interim reports and periodic press releases. Directors and management meet with the Company’s shareholders at the annual meeting and are available to respond to questions at that time.

3.	Composition

General

The composition and organization of the Board, including: the number, qualifications and remuneration of directors; the number of Board meetings; quorum requirements; meeting procedures and notices of meetings are required by the Business Corporations Act (British Columbia) (the “BCBCA”), the Securities Act (British  Columbia) (the “Act”) and the articles of the Company, subject to any exemptions or relief that may be granted from such requirements.

Each director must have an understanding of the Company’s principal operational and financial objectives, plans and strategies, and financial position and performance. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise the chair of the Corporate Governance and Nominating Committee.

Overboarding

The board and nominating committee should consider the potential implications of over-boarding and corporate governance implications. Considerations for discussion, based on Glass Lewis and Institutional  Shareholder Services Inc (“ISS”) which address investor expectations, are non-executive board members of other boards – no more than 4* (ISS) and 5 (Glass Lewis) public company boards in total, and for Directors who are CEO’s who sit on other public company boards, no more than 2* public company boards in total. The Board, at its discretion, may conclude that any Director with board involvement in excess of these considerations, can remain on the board if they consistently meet the Board requirements of participation and attendance. Additionally, the Board will take into account, such Director's contributions to the board, including specialized knowledge of the company's industry, strategy or key markets, the diversity of skill, perspective and background they provide and other relevant factors.

* ISS' current over-boarding policy is a director serving on more than 2 and 4 public company boards for CEOs and non-CEOs respectively, plus attendance of greater than 75%. In 2019, ISS' over-boarding policy will no longer comprise of the double trigger before issuing a "withhold" recommendation. To compensate for this change, ISS will increase the number of directorships from 2 and 4, to 3 and 5 public boards for CEOs and non-CEOs respectively.

Independence

A majority of the Board must be independent. “Independent” shall have the meaning, as the context requires, given to it in National Policy 58-201 Corporate Governance Guidelines, as may be amended from time to time.

Chair of the Board

The Chair of the Board shall be an independent director, unless the Board determines that it is inappropriate to require the Chair to be independent. If the Board determines that it would be inappropriate to require the Chair of the Board to be independent, then the independent directors shall select from among their number a director who will act as “Lead Director” and who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Chair, if independent, or the Lead Director if the Chair is not independent, shall act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties.

4.	Committees of the Board

The Board has established the following committees: the Compensation Committee, the Audit Committee and the Corporate Governance and Nominating Committee and the Health, Safety, Environment and Corporate Social Responsibility Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

Committee Mandates

The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee. At least annually, each mandate shall be reviewed by the Corporate Governance and Nominating Committee and any suggested amendments brought to the Board for consideration and approval.

Delegation to Committees

The Board has delegated to the applicable committee those duties and responsibilities set out in each Board committee’s mandate.

Consideration of Committee Recommendations

As required by applicable law, by applicable committee Mandate or as the Board may consider advisable, the Board shall consider for approval the specific matters delegated for review to Board committees.

Board/Committee Communication

To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee’s meeting.

5.	Meetings

The Board will meet at least once in each quarter, with additional meetings held as deemed advisable. The Chair is primarily responsible for the agenda and for supervising the conduct of the meeting. Any director may propose the inclusion of items on the agenda, request the presence of, or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

Meetings of the Board shall be conducted in accordance with the Company’s articles.

Secretary and Minutes

The Corporate Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

Meetings Without Management

The independent members of the Board shall hold regularly scheduled meetings, or portions of regularly scheduled meetings, at which non-independent directors and members of management are not present.

Directors’ Responsibilities

Each director is expected to attend all meetings of the Board, in person or via conference call, and any committee of which he or she is a member. Directors will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in the meetings.

Access to Management and Outside Advisors

The Board shall have unrestricted access to management and employees of the Company. The Board shall have the authority to retain and terminate external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors without consulting or obtaining the approval of any officer of the Company. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

Service on Other Boards and Audit Committee

Directors may serve on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public company.

6.	Management

Position Descriptions for Directors

The Board has approved position descriptions for the Chair and the chair of each Board committee. At least annually, the Board shall review such position descriptions.

Position Description for CEO

The Board has approved a position description for the Chief Executive Officer, which includes delineating management’s responsibilities. The Board has also approved the corporate goals and objectives that the Chief Executive Officer has responsibility for meeting. At least annually, the Board shall review a report of the Compensation Committee reviewing this position description and such corporate goals and objectives.

7.	Director development and evaluation

Each new director shall participate in the Company’s initial orientation program and each director shall participate in the Company’s continuing director development programs. At least annually, the Board shall review the Company’s initial orientation program and continuing director development programs.

8.	No Rights Created

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Articles and By-laws, it is not intended to establish any legally binding obligations.

Adopted:	March 1, 2018

SCHEDULE “D”
AMENDED OPTION PLAN

ARTICLE 1
INTERPRETATION

1.1          Definitions and Interpretation. As used in this Plan, the following words and terms will have the following meanings:

(a)	“Board” means the board of directors of the Company;

(b)	“Change of Control” means the occurrence of any of the following events:

(i)

any Person (which term shall for the purposes of Section 2.4(d) of this Plan, have the meaning ascribed thereto in the Securities Act (British Columbia), as amended from time to time) or combination of Persons acquires or becomes the beneficial owner of, directly or indirectly, more than 50% of the voting securities of the Company, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof or any other transaction having similar effect;

(ii)	any resolution is passed or any action or proceeding is taken with respect to the liquidation, dissolution or winding-up of the Company;

(iii)	50% or more of the issued and outstanding voting securities of the Company become subject to a voting trust;

(iv)	the Company sells, leases or otherwise disposes of all or substantially all of its assets and undertaking, whether pursuant to one or more transactions; or

(v)	the election or appointment of a majority of directors to the Board who were not members or nominees of the Company’s incumbent Board at the time immediately preceding such election or appointment;

(c)	“Code” means the United States Internal Revenue Code of 1986, as amended;

(d)	“Committee” means the committee appointed by the Board to administer this Plan, or if no committee is appointed, the independent directors of the Board;

(e)	“Company” means Alio Gold Inc. or any successor corporation;

(f)

“Director” means any individual holding the office of director of the Company or a subsidiary of the Company to whom stock options can be granted in reliance on a prospectus exemption under applicable Securities Laws;

(g)	“Disability” means the mental or physical state of an individual such that:

(i)

the Board, other than such individual, determines that such individual has been unable, due to illness, disease, mental or physical disability or similar cause, to fulfil his or her obligations as an employee, consultant or Director of the Company either for any consecutive 6 month period or for any period of 8 months (whether or not consecutive) in any consecutive 12 month period;

(ii)	a court of competent jurisdiction has declared such individual to be mentally incompetent or incapable of managing his or her affairs; or

(iii)

in connection with a Participant holding an Incentive Stock Option, a condition in which the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted, or can be expected to last, for a continuous period of not less than 12 months;

(h)	“Effective Date” means June 27, 2019;

(i)	“Eligible Person” means any person providing continuous services to the Company and who is:

(i)	a full-time employee of the Company or any of its subsidiaries or a part-time employee of the Company or any of its subsidiaries working not less than 20 hours per week; or

(ii)

a consultant to the Company or any of its subsidiaries in respect of whom the Company is permitted to grant Options under applicable law and the rules and policies of any securities regulatory authority, stock exchange or quotation system with jurisdiction over the Company or the issuance of the Options; or

(iii)	a Director of the Company or any of its subsidiaries;

(j)	“Exercise Price” means the price at which a holder of an Option may purchase the Shares issuable upon exercise of the Option;

(k)

“Expiry Date” means the expiry date of an Option as determined by the Committee in accordance with the terms and conditions of this Plan, subject to the time limits and any “black out” or similar periods as provided in section 2.4(f) to this Plan;

(l)

“Incentive Stock Option” means an Option which is designated as an incentive stock option in the applicable Stock Option Certificate and which otherwise meets the requirements of Section 422 of the Code;

(m)	“Insider” has the meaning given to it in the TSX Company Manual;

(n)	“Market Price” means the closing price of the Shares on the TSX for the last market trading day prior to the date of the grant of the Option;

(o)

“Non-Employee Director” means any Director of the Company who is neither: (i) an employee or officer of the Company; nor (ii) a service provider (including a consultant) of the Company (other than in the capacity of a Director);

(p)	“Non-Qualified Stock Option” means an Option which is not designated as a qualified stock option in the applicable Stock Option Certificate;

(q)	“Option” means an award of an option to purchase Shares hereunder, including an Incentive Stock Option;

(r)	“Participant” means every Eligible Person who is approved for participation in the Plan by the Committee and includes a U.S. Participant;

(s)	“Plan” means this Stock Option Plan, as may be amended from time to time;

(t)

“Securities Laws” means securities legislation, securities regulations and securities rules, as amended, and the policies, notices, instruments and orders in force from time to time that are applicable to the Company;

(u)	“Shares” means the Common Shares in the capital of the Company;

(v)

“10% Holder” means any U.S. Participant who has (i) direct or beneficial ownership of, (ii) control or direction over, or (iii) a combination of direct or indirect beneficial ownership of and control or direction over securities of the Company carrying more than 10% of the voting rights attached to all the Company’s outstanding voting securities;

(w)	“Termination” or “Terminated” means, for purposes of this Plan with respect to a

Participant that the Participant has for any reason ceased to provide continuous services as an employee, consultant or Director to the Company. Notwithstanding the foregoing, an employee will not be deemed to have ceased to provide services in the case of:

(i)	sick leave; or

(ii)

any other leave of absence approved by the Committee, provided that such leave is for a period of not more than 90 days unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to formal policy adopted from time to time by the Company and issued and promulgated to employees in writing.

Notwithstanding anything to the contrary, the Committee will have sole discretion to determine whether a Participant has ceased to provide continuous services to the Company and the effective date on which the Participant ceased to provide services (the “Termination Date”);

(x)	“TSX” means the Toronto Stock Exchange;

(y)	“U.S. Participant” means a participant who is a United States citizen or resident within the meaning of the Code; and

(z)

“Vested Unissued Option Shares” means the number of Shares, at a particular time, which have been allotted for issuance upon the exercise of a vested Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 2.3, such adjustments to be cumulative.

ARTICLE 2
THE PLAN/GRANT OF OPTIONS

2.1          Purpose. The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified Eligible Persons, to reward such of those Eligible Persons as may be awarded Options under the Plan by the Board from time to time for their contributions toward the long term goals of the Company and to enable and encourage such Eligible Persons to acquire Shares as long term investments.

2.2          Number of Shares Available. Subject to section 2.3 and Article 5,

(a)

the total number of Shares reserved and available for issuance pursuant to this Plan (together with those Shares which may be issued pursuant to any other security based compensation arrangement of the Company or options for services granted by the Company) shall not exceed 10% of the issued and outstanding Shares of the Company from time to time;

(b)

The Board may, in its sole discretion, grant the majority of the Options to Insiders of the Company, however, the number of Shares issued to Insiders in any 12 month period and issuable to Insiders at any time under the Plan, together with any securities of the Company under any other security-based compensation arrangements, must equal less than 10% of the issued and outstanding Shares of the Company; and

(c)	No Option shall be granted to any Non-Employee Director if such grant would, at the time of the grant result in:

(i)	the aggregate number of Shares reserved for issuance to all Non-Employee Directors under the Plan exceeding 1% of the then issued and outstanding Shares of the Company;

(ii)	the aggregate value of Options granted to the Non-Employee Director during the

Company’s fiscal year exceeding $100,000; or

(iii)

the aggregate value of Options and, in the case of security based compensation arrangements of the Company that do not provide for the granting of Options (“Full Value Awards”), the grant date value of Shares granted to the Non-Employee Director during the Company’s fiscal year exceeding $150,000, provided that any Full  Value Award elected to be received by a Non-Employee Director, in the Non- Employee Director’s discretion, in place of the same value of foregone cash compensation from the Company, shall not be counted toward the foregoing $150,000 limit and provided further that this Section 2.2(c)(iii) shall not apply to one- time initial grants to new directors who would be a Non-Employee Director upon joining the Board as compensation for serving on the Board.

Subject to section 2.3 and Article 5, any unissued Shares in respect of which Options are granted which cease to be issuable under such Option for any reason, including without limitation the exercise of such Option, the expiry of the Option or surrender of the Option pursuant to an option exchange program, will again be available for grant and issuance in connection with future Options granted under this Plan. At all times the Company will reserve and keep available a sufficient number of Shares as will be required to satisfy the requirements of all outstanding Options granted under this Plan.

2.3          Adjustment of Shares. In the event that the number of outstanding Shares is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, consolidation, combination, reclassification or similar change in the capital structure of the Company without consideration, then:

(a)	the number of Shares reserved for issuance under the Plan; and

(b)	the number of Shares subject to outstanding Options; and

(c)	the Exercise Prices of outstanding Options;

will be proportionately adjusted, subject to any required action by the Board or the shareholders of the Company and in compliance with applicable Securities Laws; provided, however, that fractions of a Share will not be issuable under any Options and will be rounded down to the nearest Share.

2.4          Options. Subject to the limitations set out in Section 2.2 and the following provisions of this Section 2.4, the Committee may grant Options to Eligible Persons and will determine the number of Shares subject to the Option, the Exercise Price of the Option, the period during which the Option may be exercised and all other terms and conditions of the Option:

(a)

Form of Option Grant. Each Option granted under this Plan will be evidenced by a stock option certificate in the form attached to this Plan as Exhibit A, in the case of grants to Participants that are not U.S. Participants or Exhibit B, in the case of grants to U.S. Participants, or in such other form as may be approved by the Committee, from time to time (called the “Stock Option Certificate”) which will contain such provisions (which need not be the same for each Participant) as the Committee may from time to time approve, and which will comply with and be subject to the terms and conditions of this Plan and applicable Securities Laws;

(b)

Date of Grant. The date of grant of an Option will be the date on which the Committee makes the determination to grant such Option. The Stock Option Certificate and a copy of this Plan will be delivered to the Participant within a reasonable time after the granting of the Option;

(c)

Vesting and Exercise of Options. Provided the Participant has not been Terminated, Options may be exercisable, until the Expiry Date determined by the Committee and specified in the Stock Option Certificate. The Committee also may provide for Options to vest at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines; provided, however, that all Options must vest in stages over a period of at least 18 months. If the application of vesting causes the Option to become exercisable with respect to a fractional Share, such Share shall be rounded down to the nearest whole Share;

(d)	Take-Over Bids and Changes of Control.

(i)

Effect of a Take-Over Bid. If a bona fide offer (an “Offer”) for Shares is made to shareholders of the Company generally, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act (British Columbia), the Company shall, immediately upon receipt of notice of the Offer, notify each Participant of full particulars of the Offer, whereupon all Options will become fully vested and may be exercised in whole or in part by each Participant so as to permit the Participant to tender the Shares received upon such exercise, pursuant to the Offer. However, if:

(A)	the Offer is not completed within the time specified therein; or

(B)	all of the Shares tendered by the Participant pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then, with the consent of the Company, the Shares received upon such exercise, or in the case of clause (B) above, the Shares that are not taken up and paid for, may be returned by the Participant to the Company and reinstated as authorized but unissued Shares and the Options with respect to such returned Shares, shall be reinstated as if they had not been exercised and the terms upon which such Options were to become vested shall be reinstated. If any Shares are returned to the Company under this Section 2.4(d), the Company shall as soon as reasonably practicable refund the exercise price to the Participant for such Shares, net of any tax withholdings the Company was obliged to make pursuant to this Plan. If a Participant wishes to exercise Options under this Section 2.4(d) it must so notify the Company at the time of exercise and in such event, Shares issued upon exercise of such Options must be tendered to the Offer.

(ii)

Acceleration of Expiry Date. If, at any time when an Option granted under the Plan remains unexercised, a person or group of persons acting jointly or in concert, make an Offer to shareholders of the Company, offering to acquire part or all of the outstanding Shares, the Committee may in its sole discretion, upon notifying each Participant of full particulars of the Offer, declare all Options granted under the Plan vested, and declare that the expiry date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer, provided such Offer is completed and, if not completed, the respective Expiry Dates of the Options shall revert to the original Expiry Dates and the terms upon which such Options were to become vested shall be reinstated.

(iii)

Effect of a Change of Control. Unless otherwise provided for at the time a grant is made pursuant to this Plan, where a Change of Control occurs, the Committee may, at its discretion, cause any and all outstanding Options issued to Participants to automatically vest, whereupon such Options may be exercised in whole or in part by any such Participant.

(iv)

Compulsory Acquisition or Going Private Transaction. If and whenever, following a take-over bid or an issuer bid, there shall be a compulsory acquisition of the Company’s Shares pursuant to Division 6 of Part 9 of the Business Corporations Act (British Columbia) or any successor or similar legislation, or any amalgamation, merger or arrangement in which securities acquired in a formal take-over bid may be voted under the conditions described in section 8.2 of Multilateral Instrument 61-101

– Protection of Minority Security Holders in Special Transactions, then following the date upon which such compulsory acquisition, amalgamation, merger or arrangement is effective, a Participant shall be entitled to receive, and shall accept, for the same exercise price, in lieu of the number of Shares to which such Participant was theretofore entitled to purchase, the aggregate amount of cash, shares, or other securities or other property which such Participant would have been entitled to receive as a result of such bid if he or she had tendered such number of Shares to the bid, net of withholding taxes as contemplated by this Plan.

(e)

Additional Provisions Concerning U.S. Participants. Options granted to a U.S. Participant will be Non-Qualified Stock Options; provided, however, that the Committee may, in its discretion, at the time of the grant of Options, designate an Option as an Incentive Stock Option. Any Option intended to be an Incentive Stock Option that fails to meet the requirements of Section 422 of the Code shall be regarded as a Non-Qualified Stock Option validly issued under the Plan.

If a U.S. Participant is granted an Incentive Stock Option under the Plan, notwithstanding a designation of Options granted to a U.S. Participant as Incentive Stock Options, to the extent that the aggregate Market Price, determined as of the date such Options were granted, of the Shares issuable on exercise of Options which are exercisable for the first time by any U.S. Participant during any calendar year exceeds US$100,000, such excess Options shall not be treated as Incentive Stock Options and will be Non-Qualified Stock Options.

In addition, in order for Options granted under the Plan to be treated as Incentive Stock Options, Shares purchased on the exercise of an Option must not be sold or otherwise disposed of before the later of 2 years from the date the Option was granted, or 1 year from the date the Option was exercised; and any U.S. Participant shall notify the Company if he, she or it makes a disqualifying disposition of the Shares such that the preferential tax treatment under the Code for Incentive Stock Options will not be available.

Notwithstanding this section 2.4(f), the Company does not assume responsibility for the income or other tax consequences for any Participants (including U.S. Participants) under the Plan and they are advised to consult their own tax advisors.

The number of Shares reserved and available for issuance pursuant to this Plan (together with those Shares which may be issued pursuant to any other security based compensation arrangement of the Company or options for services granted by the Company) shall not exceed the maximum number of Shares set out in section 2.2(a) of this Plan;

(f)

Expiry. The Option shall expire on the Expiry Date set forth in the Stock Option Certificate and must be exercised, if at all, on or before the Expiry Date. In no event shall an Option be exercisable during a period extending more than 5 years after the date of grant, provided that in the circumstance where the end of the term of an Option falls within, or within ten business days after the end of, a ‘‘black out’’ or similar period imposed under any insider trading policy or similar policy of the Company (but not, for greater certainty, a restrictive period resulting from the Company or its Insiders being the subject of a cease trade order of a securities regulatory authority), then the end of the term of such Option shall be extended to the tenth business day after the end of such black out period; provided, that such extension shall not apply to any U.S. Participant if it would cause adverse tax consequences under Section 409A of the Code.

(g)

Exercise Price. The Exercise Price of an Option will be determined by the Committee when the Option is granted and shall not be less than the Market Price of the Shares; provided, however, that in the case of an Incentive Stock Option granted to a 10% Holder, the Exercise Price shall be no less than 110% of the Market Price on the date of grant. Disinterested shareholder approval will be obtained for any reduction in the exercise price if the Holder of the Option is an Insider of the Company at the time of the proposed amendment or if otherwise required by law or any stock exchange rules, and in no event shall the Exercise Price of any Option held by a U.S. Participant be reduced if such Exercise Price is equal to or less than the Market Price at the time of such reduction.

(h)

Method of Exercise. Except as otherwise provided herein, Options may be exercised only by delivery to the Company of a written stock option notice of exercise (the “Notice of Exercise”) in the form attached to this Plan as Exhibit C, or in such other form as may be approved by the Committee (which need not be the same for each Participant), stating the

Participant’s election to exercise the Option, the number of Shares being purchased, the restrictions imposed on the Shares purchased under such Notice of Exercise, if any, and such representations and agreements regarding Participant’s investment intent and access to information and other matters, if any, as may be required or desirable by the Company to comply with applicable Securities Laws, together with payment in full of the Exercise Price, and any applicable taxes, for the number of Shares being purchased. If someone other than the Participant exercises the Option, then such person must submit documentation reasonably acceptable to the Company that such person has the right to exercise the Option. The Option may not be exercised unless such exercise is in compliance with all applicable Securities Laws and the rules and policies of any exchange or quotation system upon which the Shares are listed or quoted, as they are in effect on the date of exercise;

(i)

Cashless Exercise. In lieu of exercising the Option by delivery of the Notice of Exercise along with payment of the Exercise Price as provided in section 2.4(g), the Participant may elect to receive Shares with a value equal to the value of the Vested Unissued Option Shares (or the portion thereof being exercised) by surrender of the Option at the office of the Company together with a notice of such election in the form attached as Exhibit D to this Plan (the “Cashless Exercise Notice”) duly executed by the Participant, in which event the Company will issue to the Participant a number of Shares computed using the following formula:

where:

X = The number of Shares to be issued to the Participant
Y = The number of Vested Unissued Option Shares (at the date of exercise)
A = The Market Price of one Share (at the date of exercise)
B = The Exercise Price

(j)

Termination. Subject to earlier termination pursuant to Article 5 and 2.4(d), and notwithstanding the exercise periods set forth in the Stock Option Certificate, exercise of an Option will always be subject to the following:

(i)

if the Participant is Terminated for any reason other than the Participant’s death or Disability, then the Participant may exercise such Participant’s Options (but only to the extent that such Options would have been vested and exercisable upon the Termination Date), no later than thirty days after the Termination Date or such earlier period prescribed by law (but in any event no later than the Expiry Date); and

(ii)

if the Participant is Terminated because of the Participant’s death or Disability, then such Participant’s Options may be exercised (but only to the extent that such Options would have been vested and exercisable by the Participant on the Termination Date) by the Participant (or the Participant’s legal representative or authorized assignee), no later than 12 months after the Termination Date or such earlier period as may be prescribed by law (but in any event no later than the Expiry Date);

(k)

Limitations on Exercise. The Committee may specify a reasonable minimum number of Shares that may be purchased on exercise of an Option, provided that such minimum number will not prevent the Participant from exercising the Option for the full number of Shares for which it is then exercisable;

(l)	Acceleration of Date of Exercise. The Committee shall have the right to accelerate the date of vesting of any portion of any Option which remains unvested, subject to prior stock exchange acceptance;

(m)

Issuance of Shares. Provided that the Cashless Exercise Notice or Notice of Exercise and payment are in form and substance satisfactory to the Company, the Company shall issue the Shares registered in the name of the Participant or the Participant’s legal representative and shall deliver certificates representing the Shares with the appropriate legends affixed thereto; and

(n)

Legends. Unless and until Shares issuable upon the exercise of Options are registered under the United States Securities Act of 1933, as amended, Shares issued under this Plan to a U.S. Participant will contain the following legend, as amended or supplemented by applicable laws:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED OR ASSIGNED EXCEPT (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT, IF AVAILABLE, OR (C) INSIDE THE UNITED STATES (1) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR (2) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN CONNECTION WITH ANY TRANSFERS PURSUANT TO (C)(1) OR (C)(2) ABOVE, THE SELLER HAS FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OR CERTIFICATION, IN EACH CASE REASONABLY SATISFACTORY TO THE COMPANY AND THE TRANSFER AGENT FOR THE COMPANY’S SHARES, TO THAT EFFECT.

ARTICLE 3
ADMINISTRATION

3.1           Committee Authority. This Plan will be administered by the Committee. Subject to the general purposes, terms and conditions of this Plan, and to the direction of the Board, the Committee will have full power to implement and carry out this Plan including, without limitation, the authority to:

(a)	construe and interpret this Plan, any Stock Option Certificate and any other agreement or document executed pursuant to this Plan;

(b)	prescribe, amend and rescind rules and regulations relating to this Plan;

(c)	select Eligible Persons to receive Options;

(d)	determine the form and terms of Options and Stock Option Certificates, provided that they are not inconsistent with the terms of the Plan;

(e)	determine the Exercise Price of an Option;

(f)	determine the number of Shares to be covered by each Option;

(g)	determine whether Options will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, any other incentive or compensation plan of the Company;

(h)	grant waivers of Option conditions or amend or modify each Option, provided that they are not inconsistent with the terms of this Plan;

(i)	determine the vesting, exercisability and Expiry Dates of Options;

(j)	correct any defect, supply any omission, or reconcile any inconsistency in this Plan, any Option, any Stock Option Certificate, any Notice of Exercise or Cashless Exercise Notice;

(k)	determine whether an Option has been earned; and

(l)	make all other determinations necessary or advisable for the administration of this Plan.

3.2          Committee Discretion. Any determination made by the Committee with respect to any Option will be made in its sole discretion at the time of grant of the Option or, unless in contravention of any express term of this Plan or Option, at any later time, and such determination will be final and binding on the Company and on all persons having an interest in any Option under this Plan.

ARTICLE 4
RIGHTS OF OWNERSHIP

4.1          No Rights of a Shareholder. No Participant will have any of the rights of a shareholder with respect to any Shares until the Shares are issued as evidenced by the appropriate entry on the securities register of the Company.

4.2          Transferability. Options granted under this Plan, and any interest therein, will not be transferable or assignable by a Participant, and may not be made subject to execution, attachment or similar process, otherwise than by will or by the operation of applicable succession laws. During the lifetime of the Participant, an Option will be exercisable only by the Participant and any elections with respect to an Option may be made only by the Participant. The terms of the Option shall be binding upon the executors, administrators and heirs of the Participant.

ARTICLE 5
CORPORATE TRANSACTIONS

5.1          Assumption or Replacement of Options by Successor. In the event of:

(a)

a merger whether by way of amalgamation or arrangement in which the Company is not the surviving corporation (other than a merger with a wholly-owned subsidiary, or other transaction in which there is no substantial change in the shareholders of the Company or their relative shareholdings and the Options granted under this Plan are assumed, converted or replaced by the successor corporation, which assumption will be binding on all Participants);

(b)

a merger whether by way of amalgamation or arrangement in which the Company is the surviving corporation but after which shareholders of the Company immediately prior to such merger (other than any shareholder which merges, or which owns or controls another corporation which merges, with the Company in such merger) cease to own their shares or other equity interests in the Company; or

(c)	the sale of all or substantially all of the assets of the Company,

any or all outstanding Options may be assumed, converted or replaced by the successor corporation (if any), which assumption, conversion or replacement will be binding on all Participants or, in the alternative, the successor corporation may substitute equivalent Options or provide substantially similar consideration to Participants as was provided to shareholders (after taking into account the existing provisions of the Options).

5.2          Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, to the extent that an Option has not been previously exercised, the Option will terminate immediately prior to the consummation of such proposed action. The Committee may, in the exercise of its sole discretion in such instances, declare that any Option shall terminate as of a date fixed by the Committee and give each Participant the right to exercise his, her or its Option as to all or any part of the Shares thereof, including Shares as to which the Option would not otherwise be exercisable.

ARTICLE 6
GENERAL

6.1          No Obligation to Employ. Nothing in this Plan or any Option granted under this Plan will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or limit in any way the right of the Company to terminate such Participant’s employment or other relationship at any time, with or without cause. Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment shall be considered as extending the period in which an Eligible Person is providing continuous services for the purposes of the Plan.

6.2          Withholding. The Company may withhold from any amount payable to a Participant, either under this Plan or otherwise, such amount as it reasonably believes is necessary to enable the Company to comply with the applicable requirements of any federal, provincial, local or foreign law, or any administrative policy of any applicable tax authority, relating to the withholding of tax or any other required deductions with respect to Options (“Withholding Obligations”). The Company may also satisfy any liability for any suchWithholding Obligations, on such terms and conditions as the Company may determine in its discretion, by (a) requiring a Participant, as a condition to the exercise of any Options, to make such arrangements as the Company may require so that the Company can satisfy such Withholding Obligations including, without limitation, requiring the Participant to remit to the Company in advance, or reimburse the Company for, any such Withholding Obligations or (b) selling on the Participant’s behalf, or requiring the Participant to sell, any Shares acquired by the Participant under the Plan, or retaining any amount which would otherwise be payable to the Participant in connection with any such sale.

6.3          Governing Law. This Plan and all agreements hereunder shall be governed by and construed in accordance with the laws of the Province of British Columbia.

6.4          Termination and Amendment of Plan. The Board may at any time terminate this Plan in any respect, provided that no such termination shall adversely affect the rights of any Participant under any Option previously granted except with the consent of such Participant. The Board may, without notice, at any time and from time to time, amend the Plan or any provisions thereof, or the form of Stock Option Certificate or instrument to be executed pursuant to the Plan, in such manner as the Board, in its sole discretion, determines appropriate without shareholder approval:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the Plan;

(b)	to correct any defect, supply any omission, or reconcile any inconsistency in this Plan, any Option, any Stock Option Certificate, any Notice of Exercise or Cashless Exercise Notice;

(c)	to change any vesting provisions of Options or the Plan;

(d)	to change the termination provisions of the Options or the Plan which does not entail an extension beyond the original Expiry Date of the Options; and

(e)	to modify or eliminate the cashless exercise feature of the Plan;

provided, however, that:

(a)	no such amendment of the Plan may be made without the consent of such affected Participant if such amendment would adversely affect the rights of such affected Participant under the Plan; and

(b)	shareholder approval shall be obtained for any amendment that results in:

(i)	an increase in the number of Shares issuable under Options granted pursuant to the Plan or to the Plan maximum contained in Section 2.2(a);

(ii)	a change in the persons who qualify as Eligible Persons under the Plan;

(iii)	a reduction in the Exercise Price of an Option;

(iv)	the cancellation and reissue of any Option;

(v)	an extension of the term of an Option beyond the original Expiry Date of the Option;

(vi)	Options becoming transferable or assignable other than for the purposes as described in section 4.2;

(vii)	the removal or exceedance of the Insider participation limit set out in section 2.2 of the Plan;

(viii)	the removal or exceedance of the Non-Employee Director limits set out in Section 2.2(c) of the Plan;

(ix)	to add or change provisions relating to any form of financial assistance provided by the Company to Participants that would facilitate the purchase of securities under the Plan; or

(x)	a change to this section 6.4 of the Plan.

6.5          Notices. Any notice required to be given or delivered to the Company under the terms of this Plan shall be in writing and addressed to the Corporate Secretary of the Company at its principal corporate offices. Any notice required to be given or delivered to a Participant shall be in writing and addressed to such Participant at the address indicated in the Stock Option Certificate or to such other address as such party may designate in writing from time to time to the Company. All notices shall be deemed to have been given or delivered upon: personal delivery; three business days after deposit in the mail by certified or registered mail (return receipt requested); one business day after deposit with any return receipt express courier (prepaid); one business day after transmission by confirmed facsimile, rapidfax or telecopier; one business day after transmission by email.

6.6          Successors and Assigns. The Company may assign any of its rights under this Plan. This Plan shall be binding upon and inure to the benefit of the successors and assigns of the Company.

6.7          Nonexclusivity of the Plan. Neither the adoption of this Plan by the Board nor any provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

6.8          Section 409A of the Code. Notwithstanding any provision of this Plan to the contrary, if any provision of this Plan contravenes any regulations or guidance promulgated under section 409A of the Code or would cause any person to be subject to additional taxes, interest and/or penalties under section 409A of the Code, such provision of this Plan, the Options and the Stock Option Certificates may be modified by the Board without notice to or consent of the Participant in any manner the Board deems reasonable or appropriate.

SCHEDULE “E”
BLACKLINE OF OPTION PLAN TO AMENDED OPTION PLAN

E-1

- 3 -

(n) "Investor Relations Activities" means any activities, by or on behalf of the Company or shareholder of the Company, that promote or reasonably could be expected to promote the purchase or sale of securities of the Company, but does not include:

(i) the dissemination of information provided, or records prepared, in the ordinary course of business of the Company:

(A) to promote the sale of products or services of the Company; or

(B) to raise public awareness of the Company;

that cannot reasonably be considered to promote the purchase or sale of securities of the Company;

(ii) activities or communications necessary to comply with the requirements of:

(A) applicable Securities Laws;

(B) requirements of a securities exchange or the by-laws, rules or other regulatory instruments of any other self-regulatory body or exchange having jurisdiction over the Company; or

(iii) communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if:

(A) the communication is only through the newspaper, magazine or publication, and

(B) the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer.

(o) "Management Company Employee" means an individual employed by an entity providing management services to the Company which are required for the ongoing successful operation of the business enterprise of the Company but excluding an individual or entity engaged in Investor Relations Activities;

(n) (p) "**Market Price**" means, as of any date, the value of the Shares, determined as follows:

(ii) if the Shares are listed on the TSX Venture Exchange, the Market Price shall be the closing price of the Shares on the TSX Venture Exchange for the last market trading day prior to the date of the grant of the Option less any discount permitted by the TSX Venture Exchange;

(iii) if the Shares are listed on an exchange other than the TSX or the TSX Venture Exchange, the Market Price shall be the closing price of the Shares (or the

51131414.151131414.2

E-4

EXHIBIT A
PARTICIPANT GRANT

~~Timmins~~Alio Gold ~~Corp~~Inc.
(the "Company")
Stock Option Certificate
under
Stock Option Plan
(the "Plan")

The Company hereby grants to a Participant an Option, the details of which are as follows:

Participant's Name: Social Insurance Number: Address: Total Option Shares: Exercise Price Per Share: Date of Grant: Expiration Date: Vesting Details:

You agree that you may suffer tax consequences as a result of the grant of this Option, the exercise of the Option and the disposition of Shares. You acknowledge that you are not relying on the Company or its advisors for any tax advice.

This Stock Option Certificate is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of the Stock Option Certificate and the Plan, the terms of the Plan shall govern.

If you agree to accept the Option described above, subject to all of the terms and conditions of the Plan, please sign one copy of this letter and return it to ____________ by ____________.

~~TIMMINS~~ALIO GOLD ~~CORP~~INC.

By: ______________________________
Authorized Signatory

I have received a copy of the Plan and agree to comply with, and agree that my participation is subject in all respects to, its terms and conditions.

____
(Signature)

____
(Date)

____
(Address)

____

~~511314144.1~~511314142

E-17

EXHIBIT B
U.S. PARTICIPANT GRANT

~~Timmins~~Alio Gold ~~Corp~~Inc.
(the "Company")
Stock Option Certificate
under
Stock Option Plan
(the "Plan")

The Company hereby grants to a Participant an Option, the details of which are as follows:

Participant's Name: Social Insurance Number: Address:
Total Option Shares: Exercise Price Per Share: Date of Grant: Expiration Date: Vesting Details: Type of Option[1]: Incentive Stock Option: Non-Qualified Stock Option:
Note (1): the number of Incentive Stock Options shall be calculated in accordance with (a) below

You agree that you may suffer tax consequences as a result of the grant of this Option, the exercise of the Option and the disposition of Shares. You acknowledge that you are not relying on the Company or its advisors for any tax advice.

If the Option is designated as an "Incentive Stock Option" as that term is defined in section 422 of the Code, you acknowledge that:

(a) notwithstanding the designation of the Option as an Incentive Stock Option, to the extent that the aggregate Market Price, determined as of the date such Option was granted, of the Shares issuable on exercise of the Option which are exercisable for the first time by you during any calendar year exceeds US$100,000, such excess Option shall not be treated as an Incentive Stock Option and will be Non-Qualified Stock Options; and

(b) you will provide notice to the Company of any disqualifying disposition of Shares acquired upon exercise of an Incentive Stock Option, which would be any disposition of ~~shares~~Shares purchased on the exercise of an Option sold or otherwise disposed of before the later of 2 years from the date the Option was granted, or 1 year from the date the Option was exercised, and in such case preferential tax treatment under the Internal Revenue Code for Incentive Stock Options will not be available.

This Stock Option Certificate is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of the Stock Option Certificate and the Plan, the terms of the Plan shall govern.

~~51131414.1~~51131414.2

E-18

- 2 -

If you agree to accept the Option described above, subject to all of the terms and conditions of the Plan, please sign one copy of this letter and return it to ____________ by ____________.

~~TIMMINS~~ALIO GOLD ~~CORP~~INC.

By: ______________________________
Authorized Signatory

I have received a copy of the Plan and agree to comply with, and agree that my participation is subject in all respects to, its terms and conditions.

____
(Signature)

____
(Date)

____
(Address)

____

~~51131414.1~~51131414.2

E-19

EXHIBIT C

~~TIMMINS~~ALIO GOLD ~~CORP~~INC.

NOTICE OF EXERCISE OF STOCK OPTION UNDER THE STOCK OPTION PLAN

TO: ~~Timmins~~Alio Gold ~~Corp~~Inc.

FROM:

DATE:

RE: Exercise of Stock Option

I hereby exercise my Option to purchase _______ Shares (U.S. Participants select ☐ Incentive Stock Options OR ☐ Non-Qualified Stock Options (tick one)) for a per Share Exercise Price of $_________ (total aggregate exercise price of $__________), effective today's date, in accordance with the terms of my attached Stock Option Certificate.

I hereby:

☐ (a) enclose a certified cheque payable to ~~Timmins~~Alio Gold ~~Corp~~Inc. for the aggregate Exercise Price plus the amount of the estimated Withholding Obligation and agree that I will reimburse the Company for any amount by which the actual Withholding Obligations exceed the estimated Withholding Obligations; OR

☐ (b) advise the Company that ______________________ **[Name of Brokerage Firm]** (the "**Broker**") will provide the Company with the Exercise Price and estimated Withholding Obligation in respect of the above Options in exchange for certificates representing such number of Shares to be issued upon due exercise of the above Options that have been sold by the Broker for my account. Upon confirmation of the number of Shares sold by the Broker, I hereby direct you to deliver the applicable share certificates to the Broker. I agree that I will reimburse the Company for any amount by which the actual Withholding Obligations exceed the estimated Withholding Obligations.

In addition (check one):

☐ (a) the undersigned holder (i) is not in the United States; (ii) is not a "U.S. person" as defined in Regulation S under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), and is not exercising the Options on behalf of a "U.S. person" or a person in the United States; and (iii) did not execute or deliver this exercise form in the United States; OR

☐ (b) the undersigned holder (i) is an "accredited investor" within the meaning of Regulation D under the U.S. Securities Act; (ii) is exercising the Options solely for its own account; (iii) understands that the Shares being issued upon its exercise of the Options have not been and will not be registered under the U.S. Securities Act, and that the sale contemplated hereby is being made in reliance on a private placement exemption under the U.S. Securities Act; (iv) understands that such Shares are "restricted securities" as defined in Rule 144 under the U.S. Securities Act and the certificates representing such Shares, and all certificates issued in exchange therefor or in substitution thereof, shall bear on their face the U.S. restrictive legend set forth in the ~~Timmins~~Alio Gold ~~Corp~~Inc. Amended and

~~51131414.1~~51131414.2

E-20

- 2 -

Restated ~~2016~~2019 Stock Option Plan; and (v) is not exercising the Options as a result of any general solicitation or general advertising, as those terms are used in Regulation D under the U.S. Securities Act.

Attached is a cheque payable to ~~Timmins~~Alio Gold ~~Corp~~Inc. for the total aggregate exercise price of the Shares being purchased.

Please prepare the stock certificate in the following name(s):

____

____

~~51131414.1~~51131414.2

E-21

- 3 -

NOTE: If the shares are to be registered in a name other than the Participant's name, please advise the Company. The Stock Option Plan requires the Company's approval for registration in a name other than your name and states the limited circumstances in which this will be permitted.

Sincerely

____
Signature

____
Print or type name

Letter and consideration
received on ______, 20___.
By: ____________________

~~5113141414.1~~5113141414.2

E-22

EXHIBIT D

~~TIMMINS~~ALIO GOLD ~~CORP~~INC.

NOTICE OF CASHLESS EXERCISE

TO: ~~Timmins~~Alio Gold ~~Corp~~Inc.

FROM:

DATE:

RE: Cashless Exercise of Stock Option

I hereby elect to receive Shares (U.S. Participants select ☐ Incentive Stock Options OR ☐ Non-Qualified Stock Options (tick one)) with a value equal to the value of _____ Vested Unissued Option Shares (as ~~calculate~~calculated under section ~~2.3~~2.4(~~i~~j)) with a per Share Exercise Price of $_________ (total aggregate exercise price of $__________), effective today's date, in accordance with my attached Stock Option Certificate.

Please prepare the stock certificate in the following name(s):

____

____

NOTE: If the shares are to be registered in a name other than the Participant's name, please advise the Company. The Stock Option Plan requires the Company's approval for registration in a name other than your name and states the limited circumstances in which this will be permitted.

Sincerely

____
Signature

____
Print or type name

Letter and consideration
received on _______, 20____.
By: _________

~~51131414.1~~51131414.2

E-23

Document comparison by Workshare 10.0 on Tuesday, April 30, 2019 2:47:09 PM

Input:	
Document 1 ID	PowerDocs://VANCOUVER/51131414/1
Description	VANCOUVER-#51131414-v1-Alio_-_Amended_and_Restated_Stock_Option_Plan_(2018)
Document 2 ID	PowerDocs://VANCOUVER/51131414/2
Description	VANCOUVER-#51131414-v2-Alio_-_Amended_and_Restated_Stock_Option_Plan_(2018)
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